
Nothing will ever be the same.

Selected Financial Data

(Dollars in thousands, except per share amounts)	Year ended December 31, 2006	2005	2004	Period March 3, to December 31, 2003
Revenues:				
Net premiums earned	**$ 132,378**	$ 84,698	$ 46,092	$ 4,115
Net investment income	**16,442**	4,920	949	11
Net realized investment gains (losses)	**12**	(176)	1	–
Other income	–	14	–	–
Total revenues	**148,832**	89,456	47,042	4,126
Costs and expenses:				
Losses and loss adjustment expenses	**88,619**	58,606	29,628	2,683
Commissions and brokerage expenses	**14,609**	9,191	6,167	504
Other underwriting, acquisition and operating expenses	**21,603**	14,574	10,221	4,408
Other expenses	**750**	1,102	904	–
Total costs and expenses	**125,581**	83,473	46,920	7,675
Earnings before income taxes	**23,251**	5,983	122	(3,549)
Income tax expense	**7,286**	2,276	74	(1,219)
Net earnings	**$ 15,965**	$ 3,707	$ 48	$ (2,330)
Underwriting ratios:				
Loss ratio [1]	**66.9%**	69.2%	64.3%	65.2%
Commissions and brokerage expense ratio [2]	**11.1%**	10.9%	13.4%	12.2%
Other underwriting, acquisition and operating expense ratio [3]	**16.3%**	17.2%	22.2%	109.1%
Total expense ratio [4]	**27.4%**	28.1%	35.6%	121.3%
Combined ratio [5]	**94.3%**	97.3%	99.9%	186.5%
Basic earnings per share:				
Net earnings per share	**$ 1.38**	$ 0.56	$ 0.01	$ (0.35)
Weighted average shares outstanding	**9,770,268**	6,600,000	6,600,000	6,600,000
Diluted earnings per share:				
Net earnings per share	**$ 0.95**	$ 0.46	$ 0.01	$ (0.35)
Weighted average shares outstanding	**16,785,721**	8,119,370	8,167,500	6,600,000

(Dollars in thousands)	As of December 31, 2006	2005	2004	2003
Balance sheet data:				
Cash and investments	**$ 426,256**	$ 315,113	$ 86,832	$ 12,640
Reinsurance recoverables on paid and unpaid losses	**96,371**	51,260	15,572	990
All other assets	**112,637**	81,225	47,199	15,117
Total assets	**$ 635,264**	$ 447,598	$ 149,603	$ 28,747
Loss and loss adjustment expense reserves	**$ 263,549**	$ 138,404	$ 47,207	$ 3,485
Unearned premium reserves	**123,796**	88,280	54,274	18,791
All other liabilities	**30,069**	21,391	12,514	6,471
Total liabilities	**417,414**	248,075	113,995	28,747
Series A Preferred Stock	**–**	2,106	2,106	2,106
Total stockholders' equity	**217,850**	197,417	33,502	(2,330)
Total liabilities and stockholders' equity	**$ 635,264**	$ 447,598	$ 149,603	$ 28,747

[1] Loss ratio is calculated by dividing total incurred losses and loss adjustment expenses by net premiums earned.

[2] Commissions and brokerage expense ratio is calculated by dividing total commissions and brokerage expenses by net premiums earned.

[3] Other underwriting, acquisition and operating expense ratio is calculated by dividing total other underwriting, acquisition and operating expenses by net premiums earned.

[4] Total expense ratio is the sum of the commissions and brokerage expense ratio and the other underwriting, acquisition and operating expense ratio.

[5] Combined ratio is the sum of the loss ratio and the total expense ratio.

Because beginnings are all about change. Each is an occasion to wonder and to question. Where have we come from? How did we get here? What will change next? Darwin Professional Underwriters begins with the premise that our mission is to create change by questioning assumptions. We figure if we can ask the right questions, then the right answers will follow. **Curiosity is our catalyst.**



Dear stockholders:

As we thought about a possible theme around which to organize Darwin's first annual report, *change* seemed the compelling choice. An awareness of change is part of Darwin's genetic code. Our environment is always changing. If we're not prepared for that – if we can't embrace change and adapt accordingly – then we'll find ourselves side by side with the stegosaurus in our ads. • Ours is a cyclical industry, and that awareness, too, shapes strategic decisions about how we'll proceed within the executive, professional and health care liability markets we serve. It also impacts our long-term financial objectives, as we always aim to position Darwin not merely *to start out* profitably in the specialty lines we choose to write, but rather *to stay* profitable through the market phases that will inevitably follow. • The $246 million of gross premiums and $16 million of net earnings we reported for 2006, along with the other superior results detailed in the consolidated financial statements that follow, demonstrate our success thus far. But specialty insurance markets continually evolve. When prevailing conditions soften, Darwin can look to the operational infrastructure we've developed over the past four years to help maintain our performance stability. It includes, first and foremost, the collective talents, competence, work ethic and expertise of Darwin's incomparable employee force. And we augment our staff's strengths with Darwin-built technology tools that make doing business with us a more efficient, streamlined, user-friendly experience. • With these components in place, we believe that Darwin can respond quickly and effectively to varying market conditions, that we can be speedier in finding better ways to distribute our insurance products and to process the business that comes in. A highly motivated workforce and custom-built technology are two legs of our stool. The third is the nationwide network of valued producer relationships that we've cultivated and that we're continuing to expand. It includes many of the top-tier insurance brokers, program administrators and agencies in our industry. Quite frankly, it takes a bit extra to be a Darwin distribution partner. With complex professional coverages, it can take more time and effort to educate insureds about the important advantages of selecting a Darwin policy. Our partners know the business, and we appreciate their willingness to work with us in customizing coverages that result in the optimum risk-transfer solution for every account. • In the pages of this report you'll see variations on our theme of change as it pertains to our unique risk-management approach, the (i-bind)® approach to distribution and our view that better process is integrally related to better product. But change doesn't happen in our business without people, and specialty liability insurance is truly a people-oriented business. One-on-one relationships and personal credibility are critical, because every broker and every insured expects the utmost in professional service – and rightfully so. Thus, as we head toward the 150-employee mark later this year, we will continue to rely on our corporate culture to help us attract the industry's best and the brightest. It's an environment that emphasizes teamwork, professional development, collegiality – and a bit of fun. During 2006 we enjoyed a number of Company-wide events, the most memorable of which was an all-employee trip to Wall Street for our NYSE bell-ringing ceremony. Ours is a workplace that offers interested, excited teammates collaborating on cutting-edge projects, and keeping that energized, attractive working environment will differentiate us in a very positive way as we compete for top talent. • When we began our corporate life in early 2003, Darwin was a small underwriting shop with modest capital and a handful of founders crowded into borrowed office space. Just over three years later, in May 2006, Darwin completed a historic IPO. "Historic" because ours was the first new offering ever listed on NYSE Arca, the Big Board's "incubator" exchange for emerging growth companies. From a $16.00 initial offering price, our shares closed 2006 at $23.45, a more than 46% increase, with a resulting market capitalization of almost $400 million. Also, we are very proud that this spring, our stock will move to a regular New York Stock Exchange listing, and we believe this to be the first-ever such migration for a NYSE Arca-listed issue. • Looking forward a bit, we anticipate growth in our existing lines, as well as further diversification of our product portfolio. Many highly successful property casualty companies have moved their specialty focus beyond professional liability coverages, and that's a course you can expect from us as well. You can also expect that we will continue adapting to our environment in thoughtful, prudent ways, and always with the goal of profitability throughout the full market cycle. In sum, as we change the way insurance happens here at Darwin, we will increase our impact and influence within the larger marketplace. Just as we said up front: "Nothing will ever be the same." And, yes, it's a bold claim. But it's one that our employees and partners would tell you Darwin is backing up every day.



Stephen Sills
President & Chief Executive Officer
March 2007


ROAD TO INNOVATION
unique perspective
PASSION
The Drive
Professionals Conduct Business
Health-Care
Versatile.
Visionary.
A NEW ERA
POWER PLAY
How does a board of directors go abo
TECHNOLOGY
Intelligent.
FASTER
strategic
The 'Real' World
BETTER CONTROL
Navigation

Chaos theory. It explains how a single, seemingly isolated act can sometimes start a chain of events that impacts a much larger system – the so-called "butterfly effect." Since our beginning we've believed that Darwin would be a major innovative force within the larger insurance world. To some, doing things differently is just too chaotic; to us, it's simply in our nature.


next
The
get it right the fir
Making wave
instantly.
Culture
best
Build the brand
Change the rules
EXPLORATION
Developing
Led by an established team
SOLUTION
GET INTO THE GAME
LEGEND RETURNS
FASTER
changing
In the future
Push Limits
It's Alive.
Creative
Performance
In the Mix
magine
PASSION
POWER
work hard
Get it do
Search
an idea
In fast forward
blueprint for change
In 1930, astronomers discov
Superio
Enter
FASTEST
success
ideas don't just grow, they multipl
THE PACE
WINNING
PEOPLE ARE
SCALE NEW HEIGHTS
Decode
CREATIVE
work
strong
Search
ALERT.
PEOPLE
Our mission
reliability you need.
Blast from the past
BEYOND
PERFECT.
the bottom line is the bottom line
MORE
Fast
NEW ERA





Jackson

Innovation + Imitation. Jackson Pollock exploded onto the art scene in the 1940s with a revolutionary technique that changed the direction of art history. We admire Pollock, a tenacious and disruptive talent who challenged the conventions of his time. We find particular affinity with his avant-garde "action painting," a style in which the very process of applying paint to canvas became an essential aspect of the finished work. Like Pollock, Darwin seeks to stir things up. We, too, see the very process of writing and administering our coverages as essential to our product – our version of "action insurance."





Cheeta

Consider, for example, our proprietary (i-bind)® technology tool, which makes applying for a professional liability policy easier than it's ever been before. With (i-bind), Darwin shows that every step in an insurance transaction is integral, that the process must be woven into a seamless product experience. Will other carriers attempt to replicate the Darwin difference? Perhaps, and we'll take it as the sincerest flattery they can offer.


Sun
Mercury
Venus
Earth
Mars
Jupiter
Saturn

How did Pluto go wrong? It didn't suddenly shrink or lose its shape or change its direction. It didn't move farther from the sun. Rather, a rule changed, a definition evolved. And, voila, no more ninth planet! If the solar system can be changed with the stroke of a pen, then assuming the status quo will prevail on Earth is a pretty poor bet. Business environments are dynamic and changeable. The "lesson of Pluto" is that no niche can ever be viewed as safe or comfortable. Even the most mature enterprise must pay constant attention to managing its risks. Laws and regulations are in constant flux.


Neptune
Uranus
The dwarf planeto
ice mass formerly
known as the plane
Pluto

new theories of liability arise with each passing year. Darwin's job is to ask "How does this regulation impact tech exposure?" Or, "What does this new judicial precedent imply for practicing psychologists?" Questions like these are answered collaboratively, with new coverage solutions emerging from the collective expertise available within our actuarial, claims, underwriting, risk-management and legal departments. Call it our global approach.





Knee deep. Something interesting happens when a medical malpractice insurance application arrives at Darwin's offices – our risk-management tendencies emerge, even before the policy is issued. Risk-management is "action" insurance in the truest sense. Properly done, it can prevent the human suffering that so often accompanies the economic loss of malpractice. At Darwin it's critically important that we meet with staff at our insured hospitals and clinics and consult with them on current best practices to minimize the potential for error. Many of our competitors offer risk-management only as a costly add-on. We maintain the in-house capabilities that allow us to make this integral to our overall approach and a valuable Darwin policy feature. More than that, we interweave risk-management ideas through the entire insuring process. And, in doing so, we completely redefine the role of risk managers, relying on their insight and experience to help us make smarter decisions about the risks we assume and the prices we charge. Now we're hearing that other insurers have begun to follow Darwin's lead in risk-management innovation. We don't mind a bit. Better practices, fewer losses, less suffering – all good outcomes, no matter how you slice it.



Read and react. For a metaphor that captures strategy and speed (and fun), it's hard to beat football. A great game plan and well-drawn plays are keys to success whether it's Saturday morning at the park or Sunday afternoon at the stadium. But the pregame chalkboard can take the team only so far. Eventually, something – the weather, field conditions, the competition – dictates a change in plan. At Darwin we've made change *a part of the plan.* We've got the personnel who can do real-time assessment of market developments, and we put into their hands the latest tools to adjust our attack and



run the winning play. • Looking at specialty insurance today, we see a dynamic environment. It's a marketplace that puts a high premium on speedy analysis and adaptation. To achieve profit consistency in such a setting requires an "edge." Darwin's advantage is our internally-developed proprietary technology. Working without the burdens of outdated legacy systems, our IT staff is busy developing solutions specifically with the Darwin business model in mind. Sweep left, hit the gap and head for paydirt!



Values. In a book replete with images of ex-planets, message-bearing limbs and even a pair of painting primates, it probably goes without saying that Darwin is an uncommon insurer. We wear the distinction with pride, secure in the knowledge that while our company does strive to be different, it is difference with a purpose. We look for changes that are innovative, that improve products and services and that enhance our results. • There's a more traditional side to Darwin, however – a side where our values are about as old-school as you can imagine. For one thing, we're highly selective about the brokers and firms we partner with in distributing our products. For another, we underwrite with the care and precision borne of long familiarity with professional liability markets and the risks inherent in high-severity lines. We've also built a first-rate staff of claims personnel, and they keep in close contact with our actuaries to ensure that Darwin's reserves are maintained at appropriate levels. Financially speaking, our insurance operations are well capitalized and our ratios are strong. These are the parts of our company that have been built to withstand the forces of change.




56
D R
2006
NAME: DARWIN
PLACE OF BIRTH: FARMINGTON, CT
AGE: 21 (IN DOG YEARS)
RISKS:
MEDICAL PROFESSIONAL YES NO
ERRORS AND OMISSIONS YES NO
DIRECTORS AND OFFICERS YES NO
ANALYSIS:
AGILE, FAST & CREATIVE
RECOMMENDATIONS:
5.19.06 NYSE LISTED
FIRST NYSE ARCA ADDITION
INSIGHTFUL
RESPONSIVE
FOCUSED
COMMITTED
INNOVATIVE

The digitprint differs from a fingerprint. Why? You guessed it – because a digitprint changes. It even grows. Here's what ours looked like at the end of 2006. Each person named has our gratitude and appreciation for his or her unique contributions to Darwin's identity.

Our DNA. Darwin's open, contemporary headquarters space is an essential element of our corporate culture. Each day, our employees gather here (either in person or via technology) to create the most dedicated, hard-working group of insurance professionals in the industry. Being part of Darwin's team means having some fun, as well. We sponsor a number of all-employee events during the year, such as our dodgeball tournament and the summer pig roast. The latter was inspired by boyhood memories of one of our business development executives. His family would celebrate each successful year on their Philippines pig ranch with a roast. We liked the idea and decided to keep the tradition going. Attendees at the 2006 pig roast and at our holiday party were serenaded by the rock 'n' roll offerings of D7, our in-house band. (Look for D7 as an entrant in the 2007 FORTUNE Battle of the Corporate Bands.) The genuine sense of fun and camaraderie differentiates Darwin as a workplace; it's part of what makes our DNA unique.



Financial highlights. The charts on this page provide some metrics that we believe are helpful in better understanding Darwin. Our view is that a diversified premium base, prudent reserving practices and conservative investment philosophy will contribute to our performance stability over time.

2006 Gross Premiums Written


17%
Directors & Officers
45%
Errors & Omissions
DO
EO
MM
38%
Medical Malpractice

Total Gross Premiums Written Growth (in Millions)


2006
$246.3
2005
$165.8
2004
$100.5
2003
$24.2

Net Loss and LAE Reserves by Statutory Line of Business*


38%
Medical liability, claims-made
ML
LC
LO
61%
Other liability, claims-made
1%
Other liability, occurrence

Gross Loss and LAE Reserves by Category (in Millions)*


3%
$7.8
ULAE
13%
$33.1
CASE
IBNR
84%
$222.6

Investment Portfolio*


ST
FM
17%
Short-term
83%
Fixed maturities

Fixed Maturities Ratings and Breakdown*


1%
BBB+
71%
AAA
BBB
AAA
A
13%
AA+, AA, AA-
15%
A+, A, A-

*Based on reserve and investment balances as of December 31, 2006.

2006 Financial Information

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes included herein. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report constitutes forward-looking statements that involve risks and uncertainties. Please see "Note on Forward-Looking Statements" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

NOTE ON FORWARD-LOOKING STATEMENTS

Some statements in this Report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, as amended. All statements other than historical information or statements of current condition contained in this Report, including statements regarding our future financial performance, our business strategy and expected developments in the commercial insurance market, are forward-looking statements. The words "expect," "intend," "plan," "believe," "project," "may," "estimate," "continue," "anticipate," "will" and similar expressions of a future or forward-looking nature identify forward-looking statements. We have based these forward-looking statements on management's current expectations. Such statements are subject to a number of risks, uncertainties and other factors that may cause actual events or results to differ materially from those expressed or implied by any of these statements.

Factors that could cause actual events or results to differ materially from our forward-looking statements include, but are not limited to, the following: global economic conditions which could affect the market for specialty liability insurance generally as well as alter the intensity of competition within our markets; changes in the laws, rules and regulations that apply to our insurance companies and that affect how they do business; effects of newly-emerging claim and coverage issues on our insurance businesses, including adverse judicial decisions or regulatory rulings; unexpected loss of key personnel or higher-than-anticipated turnover within our staff; effects of rating agency policies and practices that could impact our insurance companies' claims-paying and financial-strength ratings; market developments affecting the availability and/or the cost of reinsurance, including changes in the recoverability of reinsurance receivables; impact on financial results of actual claims levels' exceeding our loss reserves, or changes in what level of loss reserves is estimated to be necessary; impact of industry changes required as a result of insurance industry investigations by state and federal authorities; developments within the securities markets that affect the price or yield on investment securities we purchase and hold in our investment portfolio; our inability for any reason to execute announced and/or future strategic initiatives as planned; and other factors identified in filings with the SEC, including those discussed in the "Risk Factors" above.

These statements should not be regarded as a representation by us or any other person that any anticipated event, future plan or other expectation described or discussed in this Report will be achieved. We undertake no obligation to update publicly or review for any reason any forward-looking statement after the date of this Report or to conform these statements to actual results or changes in our expectations. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph.

OUR HISTORY

Darwin Professional Underwriters Incorporated (DPUI) was originally formed by Stephen Sills, our President and Chief Executive Officer, and Alleghany in March 2003 as an underwriting manager to underwrite professional liability coverages in the D&O, E&O and medical malpractice liability lines for three insurance companies that are wholly-owned subsidiaries of Alleghany: Capitol Indemnity Corporation, Capitol Specialty Insurance Corporation and Platte River Insurance Company (which we refer to, collectively, as the "Capitol Companies"). DPUI also writes the same professional liability coverages on its two wholly-owned carriers Darwin National Assurance Company (DNA) and Darwin Select Insurance Company (Darwin Select). Since inception, we have had full responsibility for managing the business produced by DPUI and issued on policies of the Capitol Companies, including responsibility for obtaining reinsurance on such business and responsibility for administering claims. Whenever we refer to business generated, written or produced by any of the aforementioned Darwin legal entities (Darwin), we include business produced by DPUI and written on policies of the Capitol Companies (whether before or after the acquisitions of DNA and Darwin Select), all of which policies are now fully reinsured by DNA.

In February 2004, Alleghany formed Darwin Group, Inc. ("Darwin Group"), a wholly-owned subsidiary of Alleghany, in order to acquire DNA, an admitted insurance company domiciled in Delaware, from Aegis Holding, Inc., a subsidiary of Associated Electric & Gas Insurance Services Limited. At the time of acquisition, DNA (then named U.S. Aegis Insurance Company) was licensed in 40 states. As of December 31, 2006, DNA was licensed in 48 jurisdictions (including the District of Columbia) and was eligible to write on a surplus lines basis in one additional state (Arkansas).

In May 2005, Darwin Group, through its subsidiary DNA, acquired Darwin Select, a surplus lines insurance company (then named Ulico Indemnity Company) domiciled in Arkansas, from Ulico Casualty Company, a subsidiary of ULLICO Inc. As of December 31, 2006, Darwin Select was licensed to write insurance in Arkansas and was eligible to operate on a surplus lines basis in 46 additional states.

OUR CORPORATE REORGANIZATION

Effective October 1, 2005, Darwin Group, through its subsidiary DNA, entered into a series of reinsurance and commutation agreements with the Capitol Companies. Overall, these reinsurance agreements had the effect of transferring to DNA all of the in-force business produced by DPUI and issued on policies of the Capitol Companies, along with the corresponding financial statement effects of these policies. In addition, in November 2005, Alleghany made a capital contribution of $135 million to Darwin Group, which subsequently contributed this capital to DNA.

Effective January 1, 2006, DPUI became the parent of Darwin Group and its subsidiaries, DNA and Darwin Select and, in connection therewith, DPUI issued to AIHL shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of $197.2 million, equal to the book value of Darwin Group on December 31, 2005, in exchange for all of the outstanding common stock of Darwin Group held by AIHL. In addition, AIHL exchanged its 6,600,000 shares of common stock of DPUI, representing 80% of the issued and outstanding shares of DPUI, for 9,560 additional shares of Series A Preferred Stock of DPUI having an additional aggregate liquidation preference of $20 per share, representing 80% of the book value of DPUI on December 31, 2005. We refer to these transactions, collectively, as the "Reorganization." As a result of the reorganization, the only shares of common stock outstanding as of January 1, 2006 were unvested restricted shares.

The financial statements give retroactive effect to both the transfer of the in-force business to Darwin Group from the Capitol Companies and the contribution of Darwin Group to DPUI as transactions between entities under common control, accounted for as a pooling of interests. This results in a presentation that reflects the actual business produced and managed by DPUI, regardless of the originating insurance carrier, with all periods presented as if DPUI and Darwin Group, including the transferred in-force business, had always been combined.

On May 3, 2006, the DPUI Board of Directors approved a 33-for-two stock split of the DPUI's shares of common stock, to be effected on the effective date of DPUI's registration statement on Form S-1 in connection with its initial public offering, which occurred on May 19, 2006. In addition, the par value of the common stock has been adjusted to $0.01 per common share from $0.10 per common share. The resulting increase in common stock was offset by a decrease in additional paid-in capital.

All common stock and per-share data included in these consolidated financial statements, and the exchange ratios for the Series B Convertible Preferred Stock, have been retroactively adjusted to reflect the 33-for-two stock split and the change in par value for all periods presented.

After giving effect to the Reorganization, Alleghany owned approximately 54.9% of Darwin and our management owned approximately 10% (with management's equity interest held through a restricted stock plan).

OUR CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The accompanying historical condensed consolidated results of operations (page 30) are presented on a basis that reflects the actual business written by DPUI, regardless of the originating insurance carrier and include the stand-alone operations of DPUI, Darwin Group and its subsidiaries, DNA and Darwin Select, and certain results of operations of the Capitol Companies resulting from the business produced by DPUI and issued on policies of the Capitol Companies. All of the business produced by DPUI and issued on policies of the Capitol Companies was assumed by DNA for all periods presented in these financial statements.

These condensed consolidated results of operations are presented in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

CRITICAL ACCOUNTING ESTIMATES

Loss and Loss Adjustment Expense (LAE) Reserves. Darwin establishes reserves on its balance sheets for unpaid losses and LAE related to our insurance contracts. The reserves are our estimated ultimate cost for all reported and unreported loss and LAE incurred and unpaid as of the balance sheet date.

The estimate of Darwin's loss and LAE reserves reflects the types of contracts written by Darwin. Darwin's insurance contracts are predominantly written on a "claims-made" basis. Claims-made insurance contracts are commonly used in Darwin's lines of business and provide coverage for claims related to covered events described in the insurance contract that are made against the insured during the term of the contract and reported to the insurer during a period provided for in the contract.

Darwin has a small number of insurance contracts that are written on an "occurrence" basis. Occurrence basis insurance contracts provide coverage for losses related to covered events described in the insurance contract that occur during the term of the contract, regardless of the date the loss is reported to the insurer.

For both claims-made and occurrence contracts, a significant amount of time can elapse between the occurrence of an insured event, the reporting of the occurrence to the insurer and the final settlement of the claim (including related settlement costs). Since reporting periods are defined and limited in time under claims-made contracts but are not defined and limited in time under occurrence contracts, the ultimate settlement period for losses incurred under claims-made contracts is generally shorter than under occurrence contracts.

The major components of our loss and LAE reserves are (1) case reserves and (2) IBNR ("incurred but not reported") reserves. Both include a provision for LAE. We divide LAE into two types: (1) "allocated" expenses ("ALAE") are those that arise from defending and settling specific claims, such as the cost of outside defense counsel, and (2) "unallocated" expenses ("ULAE") are those that do not arise from and cannot be assigned to specific claims, such as the general expense of maintaining an internal claims department.

Case reserves are liabilities for unpaid losses and ALAE on reported cases. Case reserves are established by claims adjustors as soon as sufficient information has been reported for a reasonable estimate of the expected cost of the claim. The amount of time required for the information to be reported may vary depending on the circumstances of the event that produced the loss. Claim adjustors seek to establish case reserves that are equal to the ultimate payments. The amount of each reserve is based upon an evaluation of the type of claim involved, the circumstances surrounding each claim, the policy provisions relating to the loss, the level of insured deductibles, retentions or co-insurance provisions within the contract and other factors relevant to the specific claim. For claims involving litigation, Darwin utilizes outside attorneys with expertise in the area of litigation as monitoring counsel or defense counsel. In addition to relying on his or her own experience and judgment, a claims adjuster will consider monitoring or defense counsel's estimate of ultimate liability on a claim in the establishment of case reserves. Expenses incurred by the monitoring or defense counsel are included as ALAE reserves. During the loss-adjustment period, these estimates are revised as deemed necessary by our claims department based upon developments and periodic reviews of cases. Individual case reserves on all claims are reviewed regularly by claims management. Individual case reserves on severe claims are reviewed for adequacy at least quarterly by senior management.

IBNR is the estimated liability for (1) changes in the values of claims that have been reported to the company but are not yet settled, as well as (2) claims that have occurred but have not yet been reported. Each claim is settled individually based upon its merits, and it is not unusual for a claim to take years after being reported to settle, especially if legal action is involved. As a result, reserves for unpaid losses and ALAE include significant estimates for "IBNR" reserves.

Case and IBNR reserves together constitute the reserve for losses and ALAE. In addition, a ULAE reserve is established on a formula basis as a percentage of loss and ALAE case and IBNR reserves. In total, these amounts represent management's best estimate, as of each reserve evaluation date, of ultimate settlement costs based on the assessment of facts and circumstances known at that time.

Darwin relies on two actuarial methods that employ significant judgments and assumptions to establish loss and ALAE reserves recorded on the balance sheet. Darwin's choice of actuarial methodologies is limited by the fact that, due to Darwin's relatively short history, its loss and ALAE emergence since inception lacks sufficient data to be statistically credible for many methodologies.

For each line of business, Darwin uses two methodologies. These methodologies are generally accepted actuarial methods for estimating IBNR and are as follows:

1) *The Bornhuetter-Ferguson ("B-F") methodology.* This methodology utilizes:

a) Darwin's initial expected loss ratio. Darwin selects this ratio based on historical insurance industry results. "Loss ratio" means the ratio of loss and ALAE to premiums earned.

b) Expected reporting and development patterns for losses and ALAE. We utilize historical insurance industry results for Darwin's product lines of insurance.

c) Darwin's actual reported losses and ALAE.

The B-F method blends actual reported losses with expected losses based on insurance industry experience.

2) *The Expected Loss Ratio methodology.* This methodology applies the expected loss and ALAE ratio to premiums earned (which are the portion of property and casualty premiums written that apply to the expired portion of the policy term). Darwin's selected expected loss and ALAE ratios under this method are based on historical insurance industry results along with our price and loss trends on each product line.

Darwin believes that both of the methodologies used are well-suited to Darwin's relatively short history and low level of reported losses and ALAE. Darwin's reported losses and ALAE have reached a level of maturity that has allowed us to utilize an actuarial weighting of the two methodologies commencing as of June 30, 2006. The weighting relies predominantly on the Expected Loss Ratio methodology, which has generally produced higher reserve estimates, but allows the B-F methodology to have a modest impact on our ultimate loss estimates initially. The weighting of the B-F methodology will increase over time as Darwin's actual loss and ALAE history becomes more mature and as the volume of business Darwin writes reaches levels where actuarial projections relying on this data are statistically credible.

The two methodologies are complementary. The Expected Loss Ratio methodology directly reflects the historical, and thus potential, impact of high severity losses. The historical loss and ALAE ratios that form the basis of the Expected Loss Ratio method are directly impacted by large losses (severity) as they reflect composite industry data. By comparison, the historical insurance industry expected reporting and development patterns utilized in the B-F methodology are most predictive as reported losses and ALAE mature and/or reach a credible volume. As our losses and ALAE continue to mature, we expect that the B-F methodology will become a more reliable methodology for us, and that the actuarial weighting will utilize it as a more significant predictor of ultimate loss and ALAE.

The actuarial weights may be subject to revision as losses are reported and develop toward ultimate values. For example, if all claims reported in an experience year are settled and closed more quickly than expected based upon industry data, the weight applied to the B-F methodology may be adjusted.

The weight applied to the B-F indication for each experience year is 0% at 12 months of maturity and increases to 100% at 72 months of maturity. For example, losses reported to Darwin during 2004:

- Are at 12 months of maturity when evaluated on 12/31/04. The B-F indications would receive 0% weighting.
- Are at 36 months of maturity when evaluated on 12/31/06. The B-F indications would receive 30% weighting.
- Are at 72 months of maturity when evaluated on 12/31/09. The B-F indication would receive 100% weighting.

Complementary weights are applied to the Expected Loss Ratio methodology for each experience year. This is designed to provide both stability (Expected Loss Ratio method) and moderate responsiveness (B-F method) in determining loss and ALAE reserves. The impact of the actuarial weighting methodology and management judgment was a reduction for the year ended December 31, 2006 of $2.3 million or 1.4% of the total net loss and ALAE reserves, reflecting favorable loss and ALAE emergence for the 2003 and 2004 accident years.

In the fourth quarter of 2006, we revised our methodology for calculating the ULAE reserve. As mentioned above, ULAE represents claim-related expenses that do not arise from and cannot be assigned to specific claims, such as the general expense of maintaining an internal claims department. Insurers often determine ULAE reserves based on loss and ALAE reserves. However, Darwin had been accruing ULAE reserves as a percentage of earned premiums because the level of reported loss and ALAE was very low during our first few years of operation while earned premium grew steadily. We believe that basing ULAE reserves on earned premium was prudent for our early years because it represented Darwin's growing size and exposure to claims.

We now believe that Darwin's loss experience has matured to the point that we can adopt a method of determining the ULAE reserve based upon loss and ALAE reserves. We have therefore adopted a generally accepted methodology that assumes that (1) 50% of ULAE is incurred when a claim is first reported, analyzed and a case reserve is established, and (2) the remaining 50% of ULAE is incurred over the life of the claim. The ULAE reserve will therefore be determined at any point in time by applying a fixed percentage to 50% of our loss and ALAE case reserves and 100% of our loss and ALAE IBNR reserves. We selected a fixed percentage of 3.2% based on our analysis of insurance industry averages. ULAE reserves will now change as loss and ALAE reserves change. The impact of adopting the revised methodology was a reduction of $0.9 million to the ULAE reserve in the fourth quarter for the year ended December 31, 2006.

Darwin's loss reserve analysis calculates a point estimate rather than a range of reserve estimates. This is done because a significant portion of Darwin's loss and LAE reserves relates to lines of business that are driven by severity rather than frequency of claims. High-severity lines of business tend to produce a wide range of reserve estimates that limit the usefulness of the range for selecting reserves. We believe that point estimates based on appropriate actuarial methodologies and reasonable assumptions are more actuarially reasonable. The point estimates are recorded in Darwin's financial statements. Also, we do not discount (recognize the time value of money) in establishing our reserve for losses and LAE.

Darwin could be exposed to losses resulting from a significant liability event, such as an unexpected adverse court decision that impacts multiple insureds, or the occurrence of an unusually high number of liability losses in one reporting period. Such events could have a material adverse impact on Darwin's results during such period, and such impact would not be mitigated by the Company's current reinsurance structure. In general, liability claims are susceptible to changes in the legal environment, such as changes in laws impacting claims or changes resulting from judicial decisions interpreting insurance contracts. However, it is often difficult to quantify the impact that such changes in the environment might have on Darwin's reserves. Not all environmental changes are necessarily detrimental to Darwin's loss ratio and reserves. For example, recent medical malpractice tort reform legislation at the state level could result in mitigation of loss which, if not offset by significant reductions in price levels, would result in improvement in Darwin's loss and LAE ratio.

The liabilities that we establish for loss and LAE reserves reflect implicit assumptions regarding economic, legal and insurance variables. These include changes in insurance price levels, the potential effects of future inflation, impacts from law changes and/or judicial decisions, as well as a number of actuarial assumptions that vary across Darwin's lines of business. This data is analyzed by line of business and report/accident year, as appropriate. Along with claim severity, as discussed above and incorporated through the use of industry loss and LAE ratios, two variables that can have significant impact on actuarial analysis of loss and LAE reserves are recent trends in insurance price levels and claim frequency.

Regarding changes in price levels, for its renewals in 2006, Darwin experienced average price decreases of 4.4% across its product lines. These decreases follow several years of price increases in lines of business that Darwin writes and we believe they are not unusual during the insurance pricing cycle. Without mitigating factors, such as favorable loss emergence, such reductions in prior price levels could result in a commensurate increase in the expected loss and LAE ratio that is utilized in actuarial methodologies.

Darwin monitors changes in claim frequency (number of claims). Such changes vary by line of business and can impact the expected loss and LAE ratio. For example, Darwin writes D&O liability insurance for public companies, and securities class action suits have historically generated significant losses in this line.

The liabilities for loss and LAE reserves include significant judgments, assumptions and estimates made by management relating to the ultimate losses that will arise from the claims. Due to the inherent uncertainties in the process of establishing these liabilities, the actual ultimate loss from a claim is likely to differ, perhaps materially, from the liability initially recorded and could be material to the results of Darwin's operations. The accounting policies used in connection with the establishment of these liabilities are considered to be critical accounting policies.

Darwin establishes its best estimate for liabilities for loss and LAE reserves. Because of the high level of uncertainty regarding the setting of liabilities for loss and LAE reserves, it is the practice of Darwin to engage, at least annually, an outside actuary to evaluate and opine on the reasonableness of these liabilities. Based on the company's reviews and the external actuarial opinions as of December 31, 2006, management believes that the reserves for loss and LAE reserves established as of December 31, 2006 are adequate and represent the best estimate of Darwin's liabilities. For December 31, 2006, our external actuaries issued unqualified statements of actuarial opinion as to the reasonableness of the reserves of each of DNA and Darwin Select. These unqualified statements will be filed with the insurance departments of their respective states of domicile (Delaware and Arkansas). The statements of actuarial opinion issued by our external actuaries indicate that they may be relied upon only by the specified insurance company and the insurance departments of the various states with which it files annual statutory statements.

Darwin is unable at this time to determine whether additional loss and LAE reserves, which could have a material impact upon its financial condition, results of operations and cash flows, may be necessary in the future.

The following tables show the breakdown of our reserves between case reserves, IBNR reserves and ULAE reserves both gross and net of reinsurance:

GROSS LOSS AND LAE RESERVES (Dollars in thousands)

	At December 31, 2006				At December 31, 2005			
Statutory Line of Business	**Case**	**IBNR**	**ULAE**	**Total**	Case	IBNR	ULAE	Total
Other liability, claims-made	**$ 17,779**	**$135,938**	**$3,931**	**$ 157,648**	$ 5,213	$ 76,517	$3,079	$ 84,809
Other liability, occurrence	**–**	**1,725**	**47**	**1,772**	–	20	1	21
Medical Malpractice Liability, claims-made	**15,334**	**84,952**	**3,843**	**104,129**	7,014	44,601	1,959	53,574
Total	**$33,113**	**$222,615**	**$ 7,821**	**$263,549**	$12,227	$121,138	$5,039	$138,404
Percentage of total gross reserves	**13.0%**	**84.0%**	**3.0%**	**100.0%**	8.6%	87.7%	3.7%	100.0%

LOSS AND LAE RESERVES, NET OF REINSURANCE *(Dollars in thousands)*

	At December 31, 2006				At December 31, 2005			
Statutory Line of Business	**Case**	**IBNR**	**ULAE**	**Total**	Case	IBNR	ULAE	Total
Other liability, claims-made	**$14,653**	**$ 82,887**	**$3,895**	**$101,435**	$ 4,997	$48,895	$3,043	$56,935
Other liability, occurrence	**–**	**1,364**	**47**	**1,411**	–	19	1	20
Medical Malpractice Liability, claims-made	**12,556**	**48,046**	**3,843**	**64,445**	6,767	21,494	1,959	30,220
Total	**$27,209**	**$132,297**	**$ 7,785**	**$167,291**	$11,764	$70,408	$5,003	$ 87,175
Percentage of total net reserves	**16.0%**	**79.0%**	**5.0%**	**100.0%**	13.5%	80.8%	5.7%	100.0%

For the B-F and Expected Loss Ratio methodologies that Darwin uses in reserve estimation, important assumptions are related to the insurance industry historical experience that forms the basis for Darwin's estimates. These assumptions are that (1) the Expected Loss and LAE ratio is a credible estimate of Darwin's ultimate loss ratio and (2) industry expected reporting and development patterns for losses and ALAE are indicative of the emergence pattern that Darwin will experience.

The sensitivity of indicated reserves to changes in assumptions is estimated by creating several scenarios and applying Darwin's actuarial methodologies. The scenarios assume:

(1) The expected loss and LAE ratios vary by as much as 5 percentage points above and below the key assumptions underlying our selected loss reserving methodologies. Both methodologies are sensitive to this assumption.

(2) Loss development factors change by an average of 5% from the key assumptions underlying our selected loss reserving methodologies. A decrease in loss development means that Darwin's reported losses are assumed to be closer to ultimate value and thus have less development remaining than insurance industry data would indicate. An increase in loss development means that Darwin's reported losses and LAE are assumed to have more development remaining before ultimate values are reached than insurance industry data would indicate. The B-F method is sensitive to this assumption.

These scenarios are well within historical variation for Darwin's lines of business and we believe they create a reasonable sensitivity test of Darwin's reserves. Neither of these adjustments is believed to be more likely than the other in the assumptions underlying Darwin's reserves.

The tables below present the potential changes in Darwin's gross loss reserves as of December 31, 2006 (assumes no benefit from reinsurance), before and after the effect of tax, that could result based upon changes of the key assumptions underlying our selected loss reserving methodologies:

PRE-TAX (Dollars in thousands)

	Change in Loss Development/Emergence		
Change in Expected Loss and LAE Ratio	**5% Average Decrease**	**No Change**	**5% Average Increase**
5 percentage point increase	$ 7,643	$ 16,604	$ 24,774
No change	(8,434)	–	7,643
5 percentage point decrease	(24,510)	(16,604)	(9,488)

AFTER-TAX (ASSUMES A 35% TAX RATE) (Dollars in thousands)

	Change in Loss Development/Emergence		
Change in Expected Loss and LAE Ratio	**5% Average Decrease**	**No Change**	**5% Average Increase**
5 percentage point increase	$ 4,968	$ 10,792	$ 16,103
No change	(5,482)	–	4,968
5 percentage point decrease	(15,932)	(10,792)	(6,167)

The effect of Darwin's reinsurance program on the scenarios reflected above would depend on the nature of the loss activity that generated a change in loss development/emergence. Darwin's reinsurance program is predominantly excess of loss in structure and will respond to the occurrence of individual large losses (severity). If the changes were produced by a large number (frequency) of small losses, the reinsurance would not respond and the scenario results would be unchanged. The results summarized above implicitly make this assumption.

Darwin continually evaluates the potential for changes, both positive and negative, in its estimates of liabilities and uses the results of these evaluations to adjust both recorded liabilities and underwriting criteria. With respect to liabilities for loss and LAE reserves established in prior years, such liabilities are periodically analyzed and their expected ultimate cost adjusted, where necessary, to reflect positive or negative development in loss experience and new information, including revised industry estimates of the results of a particular line of business. Adjustments to previously recorded loss and LAE reserves, both positive and negative, are reflected in Darwin's financial results in the periods in which such adjustments are made and are referred to as prior year reserve development.

Reinsurance and Reinsurance Recoverables. Darwin purchases third party treaty reinsurance for substantially all of its lines of business. Treaty reinsurance provides protection over entire classes or lines of business. On a limited basis, Darwin has purchased facultative reinsurance (which is reinsurance obtained on a case-by-case basis for all or part of the insurance with respect to a single risk, exposure, or policy) to provide reinsurance protection on individual risks. Accounting for reinsurance contracts is complex and requires a number of significant judgments and estimates to be made regarding the calculation of amounts payable to reinsurers, amounts recoverable from reinsurers and the ultimate collectibility of those reinsurance recoverables from reinsurers. In addition, significant judgments are required in the determination of the compliance with overall risk transfer provisions that guide the accounting for reinsurance. These judgments and estimates are critical accounting estimates for Darwin.

Part of our current excess of loss reinsurance program is structured on a variable-rated basis, which enables us to retain a greater portion of premium if our ultimate loss ratio is lower than an initial provisional loss ratio set out in the reinsurance contract. For these contracts our ceded premium incurred on these treaties is determined by the loss ratio on the business subject to the reinsurance treaty. As the expected ultimate loss ratio increases or decreases, the ceded premiums and losses recoverable from reinsurers will also increase or decrease relationally within a minimum and maximum range for ceded premium and subject to a loss ratio cap for losses recoverable. Until such time as the ceded premium reaches the maximum rate within the terms of the contract, ceded premium paid to the reinsurer will be in excess of the amount of any losses recoverable from reinsurers. After the ceded premium incurred reaches the maximum rate stated in the contract, covered losses incurred within the contract are recoverable from reinsurers up to a loss ratio cap, without any required additional ceded premium payment. Not all variable contracts specify a loss cap, but where they are in effect, they vary, with the lowest cap being 225% of the maximum rate of ceded premium payable within the terms of the contracts. As a result, the same uncertainties associated with estimating loss and LAE reserves affect the estimates of ceded premiums and losses recoverable from reinsurers on these contracts.

In addition to the variable-rated excess of loss reinsurance, Darwin also purchases fixed-cost excess of loss reinsurance, under which we cede a fixed percentage of premiums to our reinsurers depending upon the policy limits written, and the losses recoverable are determined based upon losses incurred in excess of the reinsurance attachment point.

Unpaid ceded reinsurance premium balances payable to the reinsurers are reported as liabilities and estimated ceded premiums recoverable from reinsurers are reported as assets.

Reinsurance contracts that do not result in a reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed and that do not provide for the transfer of significant insurance risk generally do not meet the requirements for reinsurance accounting and are accounted for as deposits.

Darwin performs analyses of its reinsurance contracts to ascertain whether or not they meet the risk transfer provisions of Financial Accounting Standards Board (FASB) Statement No. 113, *Accounting for Reinsurance* (SFAS No. 113). Evaluating risk transfer involves significant assumptions relating to the amount and timing of expected cash flows, as well as interpretations of underlying contract terms, to determine if contracts meet the conditions established by SFAS No. 113. These tests include a number of subjective judgments. Because of this subjectivity and in the context of evolving practices and application of existing and future standards, we could be required in the future to adjust our accounting treatment of these transactions. This could have a material effect on our financial condition and results of operations. Based upon the analysis performed on our reinsurance contracts, we believe that all of our contracts with third party reinsurers meet the risk transfer provisions of SFAS No. 113, and therefore we do not account for any of our reinsurance contracts as deposits.

Reinsurance recoverables on paid and unpaid losses (including amounts related to settlement expenses and claims incurred but not reported) and ceded unearned reinsurance premiums are reported as assets. Amounts recoverable on unpaid losses from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business.

Ceded unearned reinsurance premiums (the portion of premiums representing the unexpired portion of the policy term as of a certain date), reinsurance recoverable on paid and unpaid losses and settlement expenses and ceded premiums recoverable are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers. Any estimate of unrecoverable amounts from troubled or insolvent reinsurers is charged to earnings at the time of determination that recoverability is in doubt. To date, Darwin has not recorded a charge to earnings for uncollectibility of reinsurance recoverables from reinsurers.

Investment Valuation. Darwin holds its fixed-income securities as available for sale, and as such, these securities are recorded at fair value based on quoted market prices or dealer quotes. Unrealized gains and losses during the year, net of the related tax effect applicable to available-for-sale securities, are excluded from earnings and reflected in other comprehensive income (loss) and the cumulative effect is reported as a separate component of common stockholders' equity until realized.

Fixed maturities deemed to have declines in value that are other-than-temporary are written down to carrying values equal to their estimated fair values in the condensed consolidated statement of operations. On a quarterly basis, all securities with an unrealized loss are reviewed to determine whether the decline in the fair value of any investment below cost is other-than-temporary. Considerations relevant to this determination include the persistence and magnitude of the decline of the issuer, issuer-specific financial conditions rather than general market or industry conditions and extraordinary events including negative news releases and rating agency downgrades. Risks and uncertainties are inherent in our assessment methodology for determining whether a decline in value is other-than-temporary. Risks and uncertainties could include, but are not limited to, incorrect or overly optimistic assumptions about financial condition or liquidity, incorrect or overly optimistic assumptions about future prospects, inadequacy of any underlying collateral, unfavorable changes in economic or social conditions and unfavorable changes in interest rates or credit ratings.

Impairment losses result in a reduction of the underlying investment's cost basis. Significant changes in these factors could result in a considerable charge for impairment losses as reported in the condensed consolidated financial statements.

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position. Since our formation in March 2003, we have not sold any securities held in our investment portfolio for the purpose of generating cash to pay claims or dividends or to meet any other expense or obligation. Accordingly, we believe that our sale activity supports our ability to continue to hold securities in an unrealized loss position until our cost may be recovered.

Deferred Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2006, net deferred tax assets of $8.7 million were recorded. At December 31, 2006 gross deferred tax assets were $14.2 million and gross deferred tax liabilities were $5.5 million.

Darwin regularly assesses the recoverability of its deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods which the deferred tax assets are deductible as well as our 2006 taxable income on a separate return basis earned prior to the completion of our initial public offering, management believes it is more likely than not the company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in future periods, if estimates of future taxable income are lower than expected.

Since its inception, and until the initial public offering on May 19, 2006, Darwin filed a consolidated federal income tax return with its ultimate parent, Alleghany. Darwin is required to file its own consolidated federal income tax return for the period May 19, 2006 through December 31, 2006. Alleghany has informed us that it will include the Darwin results from January 1, 2006 through May 18, 2006 in the parent's December 31, 2006 consolidated tax return.

Intangible Assets. Darwin recognized intangible assets in connection with the acquisitions of DNA and Darwin Select. Darwin accounts for intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). Management has determined that these intangible assets have an indefinite life.

SFAS No. 142 requires that intangible assets with indefinite useful lives be capitalized and tested for impairment at least annually. An annual assessment is performed by Darwin to evaluate the continued recoverability of the intangible asset balance. The company did not recognize any impairment of intangibles during fiscal years ended December 31, 2006, 2005 and 2004.

The critical accounting estimates described above should be read in conjunction with Darwin's other accounting policies as they are described in Note 2 to the December 31, 2006 consolidated financial statements presented in this Annual Report. The accounting policies described in Note 2 require Darwin to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities but do not meet the level of materiality required for a determination that the accounting policy is a critical accounting policy. On an ongoing basis, Darwin evaluates its estimates, including those related to the value of long-lived assets, bad debts, deferred insurance acquisition costs, and contingencies and litigation. Darwin's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

CONDENSED CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth our consolidated results of operations and underwriting results (dollars in thousands). The consolidated results of operations give retroactive effect to our reorganization for all periods presented. All significant inter-company accounts and transactions have been eliminated.

	Year Ended December 31,			Change	Change
(Dollars in thousands)	**2006**	2005	2004	**2006 vs 2005**	2005 vs 2004
Insurance Revenues:					
Gross premiums written	**$ 246,252**	$ 165,824	$ 100,455	**48.5%**	65.1%
Ceded premiums written	**(89,248)**	(65,174)	(29,955)	**36.9%**	117.6%
Net premiums written	**157,004**	100,650	70,500	**56.0%**	42.8%
Increase in unearned premiums	**(24,626)**	(15,952)	(24,408)	**54.4%**	(34.6)%
Net premiums earned	**132,378**	84,698	46,092	**56.3%**	83.8%
Net investment income	**16,442**	4,920	949	**234.2%**	418.4%
Realized investment gains (losses)	**12**	(176)	1	**(106.8)%**	*
Other income	**–**	14	–	**(100.0)%**	*
Total revenues	**148,832**	89,456	47,042	**66.4%**	90.2%
Costs and Expenses:					
Losses and loss adjustment expenses incurred	**88,619**	58,606	29,628	**51.2%**	97.8%
Commissions and brokerage expenses	**14,609**	9,191	6,167	**58.9%**	49.0%
Other underwriting, acquisition and operating expenses	**21,603**	14,574	10,221	**48.2%**	42.6%
Other expenses	**750**	1,102	904	**(31.9)%**	21.9%
Total costs and expenses	**125,581**	83,473	46,920	**50.4%**	77.9%
Earnings before income taxes	**23,251**	5,983	122	**288.6%**	*
Income tax expense	**7,286**	2,276	74	**220.1%**	*
Net earnings	**$ 15,965**	$ 3,707	$ 48	**330.7%**	*
Underwriting ratios to net premiums earned:					
Loss ratio [1]	**66.9%**	69.2%	64.3%	**(2.3)%**	4.9%
Commissions and brokerage expense ratio [2]	**11.1%**	10.9%	13.4%	**0.2%**	(2.5)%
Other underwriting, acquisition and operating expense ratio [3]	**16.3%**	17.2%	22.2%	**(0.9)%**	(5.0)%
Total expense ratio [4]	**27.4%**	28.1%	35.6%	**(0.7)%**	(7.5)%
Combined ratio [5]	**94.3%**	97.3%	99.9%	**(2.9)%**	(2.6)%
Net premiums written/gross premiums written	**63.8%**	60.7%	70.2%	**3.1%**	(9.5)%
Net premiums earned/net premiums written	**84.3%**	84.2%	65.4%	**0.1%**	18.8%

* Denotes not meaningful

(1) Loss ratio is calculated by dividing total incurred losses and loss adjustment expenses by net premiums earned.

(2) Commissions and brokerage expense ratio is calculated by dividing total commissions and brokerage expenses by net premiums earned.

(3) Other underwriting, acquisition and operating expense ratio is calculated by dividing total other underwriting, acquisition and operating expenses by net premiums earned.

(4) Total expense ratio is the sum of the commissions and brokerage expense ratio and the other underwriting, acquisition and operating expense ratio.

(5) Combined ratio is the sum of the loss ratio and the total expense ratio.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Net earnings. Darwin reported net earnings of $16.0 million for the year ended December 31, 2006 compared to $3.7 million for the year ended December 31, 2005, an increase of 330.7%. The increase in net earnings is primarily due to significant increases in net premiums earned (which is the portion of net premiums written that is recognized for accounting purposes as income during a period) and net investment income partially offset by an increase in total costs and expenses for 2006 compared to 2005. Darwin reported a combined ratio of 94.3% for the year ended December 31, 2006 compared with a combined ratio of 97.3% for the year ended December 31, 2005. The improvement in the combined ratio primarily reflects an increase in net premiums earned which grew at a faster pace than operating expenses. This resulted in an improvement in the total expense ratio to 27.4% for the year ended December 31, 2006 from 28.1% for the year ended December 31, 2005. Additionally, for the year ended December 31, 2006, Darwin recognized approximately $4.0 million in earnings ($2.6 million, net of tax), from the change in estimate of prior year loss reserves and the corresponding ceded premium, related to the 2003 and 2004 accident years. Additionally, Darwin recognized approximately $0.9 million ($0.6 million after-tax) for the year-end December 31, 2006 due to the change in estimate of ULAE. Darwin's net investment income increased to $16.4 million in 2006 compared to $4.9 million in 2005 as a result of an increase in average invested assets and an increase in our investment yield.

Gross premiums written. Gross premiums written were $246.3 million for the year ended December 31, 2006 compared to $165.8 million for the year ended December 31, 2005, an increase of $80.5 million, or 48.5%. The increase in gross premiums written during 2006 compared to 2005 reflects significant growth across all of Darwin's lines of business. Of the $246.3 million of gross premiums written in 2006, $111.1 million was attributable to E&O business, $94.6 million was attributable to medical malpractice liability business and $40.6 million was attributable to D&O business.

Our E&O gross premiums written increased by $52.2 million to $111.1 million for the year ended December 31, 2006, compared to $58.9 million for the year ended December 31, 2005. This increase resulted from the writing of new E&O policies for approximately $65.2 million and the renewal of policies for $45.9 million of gross premiums written for the year ended December 31, 2006. New business writings were primarily in our managed care, public officials, lawyers and insurance agents E&O classes of business. Darwin experienced a weighted average rate decrease for our E&O business in 2006 of approximately 7.6% when compared to 2005. These decreases in rate were primarily the result of competitive pricing pressures in our managed care, lawyers and insurance agents E&O classes of business.

Our medical malpractice liability premiums increased by $20.6 million to $94.6 million for the year ended December 31, 2006, compared to $74.0 million for the year ended December 31, 2005. This increase resulted from the writing of new medical malpractice liability policies for gross premiums of approximately $53.1 million, primarily in our hospital professional liability and miscellaneous medical facility classes of business, and the renewal of existing policies for $41.5 million of medical malpractice liability premiums. Darwin experienced a weighted average decrease in rate for our medical malpractice liability renewal business in 2006 of approximately 2.2% when compared to 2005.

Our D&O gross premiums written increased by $7.7 million to $40.6 million for the year ended December 31, 2006, compared to $32.9 million for the year ended December 31, 2005. This increase resulted from the writing of new policies for D&O gross premiums written of approximately $21.0 million, primarily for publicly-held companies with market capitalizations of less than $2 billion, and the renewal of policies for $19.6 million of gross premiums written for the year ended December 31, 2006. Our weighted average premium rate for D&O business renewed in 2006 decreased by 1.4% when compared to 2005.

Ceded premiums written. Ceded premiums written were $89.2 million for the year ended December 31, 2006, compared to $65.2 million for the year ended December 31, 2005, an increase of $24.0 million or 36.9%. The ratio of ceded premiums written to gross premiums written was 36.2% for the year ended December 31, 2006 compared to 39.3% for the year ended December 31, 2005. Ceded premiums written were reduced for the year ended December 31, 2006 by $1.7 million due to the favorable adjustments for 2003 and 2004 accident year loss results. The decrease in our estimate of expected ultimate losses incurred for the 2003 and 2004 accident year reduced our estimated ultimate ceded premium cost on certain of our variable rated reinsurance contracts in-force during accident years 2003 and 2004. The decrease in ceded premiums written as a percentage of gross premiums written was attributable to the adjustment to ceded premiums described above and the growth in classes of business for which Darwin ceded lesser amounts under our reinsurance contracts.

Net premiums written. Net premiums written were $157.0 million for the year ended December 31, 2006 compared to $100.7 million for the year ended December 31, 2005, an increase of $56.3 million or 56.0%. The growth in net premiums written is attributable to the growth in gross premiums written and mix of retained business.

Net premiums earned. Net premiums earned were $132.4 million for the year ended December 31, 2006 compared to $84.7 million for the year ended December 31, 2005, an increase of $47.7 million or 56.3%. The increase in net premiums earned is attributable to the growth in net premiums written across all lines of business as described above. The ratio of net premiums earned to net premiums written was 84.3% for the year ended December 31, 2006 and 84.2% for the year ended December 31, 2005.

Net investment income and realized investment gains (losses). Net investment income increased to $16.4 million for the year ended December 31, 2006 compared to $4.9 million for the year ended December 31, 2005, an increase of $11.5 million, or 234.2%. The increase in net investment income was the result of an increase in average invested assets as of December 31, 2006 compared to December 31, 2005 and increased returns on the investments. The increase in average invested assets is primarily due to the growth in our business and capital contributions from Alleghany in the amount of $135.0 million during the fourth quarter of 2005. The total return on fixed maturities for the year ended December 31, 2006 was 5.72%, compared to 2.89% for the same twelve-month period in 2005. The increase in net investment income was also the result of an increase in our book investment yield. The book investment yield was 4.93% on investments held at December 31, 2006 as compared to 4.20% on investments held at December 31, 2005. The increase in book investment yield was primarily attributable to the investment in 2006 of the above-noted operating cash flows and capital contribution at market yields that were higher than the book yield on investments held at December 31, 2005. Darwin recognized realized gains of $0.01 million in 2006 compared to $0.2 million in realized losses in 2005.

Losses and LAE incurred. Losses and LAE incurred were $88.6 million for the year ended December 31, 2006 compared to $58.6 million for the year ended December 31, 2005, an increase of $30.0 million or 51.2%. Losses and LAE incurred increased over the prior year due to the estimated losses on the increased premium volume in 2006 compared to 2005, offset by actual and anticipated reinsurance recoveries for the losses (including a provision for recoveries on IBNR losses and LAE). The increase in losses and LAE incurred primarily reflects increased net premiums earned across all of our lines of business. For the year ended December 31, 2006, Darwin recognized favorable loss development of $2.3 million net of anticipated reinsurance recoveries on accident years 2003 and 2004. Darwin's loss ratio for the year ended December 31, 2006 decreased to 66.9% compared to 69.2% for the year ended December 31, 2005. The decrease in loss ratio for the year ended December 31, 2006 compared to the same period in 2005 was primarily due to the adjustments totaling $4.0 million ($2.3 million to net losses incurred and $1.7 million to ceded premiums earned) due to Darwin's revision of its ultimate loss ratio on its 2003 and 2004 accident years. Additionally, Darwin recognized a reduction of $0.9 million for the year-end December 31, 2006 due to the change in estimate of ULAE.

Commissions and brokerage expenses. Commissions and brokerage expenses were $14.6 million for the year ended December 31, 2006 compared to $9.2 million for the year ended December 31, 2005, an increase of $5.4 million or 58.9%. The increase in commissions and brokerage expenses is attributable to growth in net premiums earned. The ratio of commissions and brokerage expenses to net premiums earned increased slightly to 11.1% for the year ended December 31, 2006 from 10.9% for the year ended December 31, 2005, resulting from business written at a higher commission rate.

Other underwriting, acquisition and operating expenses. Other underwriting, acquisition and operating expenses were $21.6 million for the year ended December 31, 2006 compared to $14.6 million for the year ended December 31, 2005, an increase of $7.0 million or 48.2%. The increase is primarily attributable to an increase in personnel costs incurred to support the growth in premiums and general expenses incurred in connection with the expansion of our business. In addition, for the year ending December 31, 2006, Darwin incurred approximately $1.0 million in compensation expense in connection with stock options and restricted shares issued to employees and directors at the time of our initial public offering. The ratio of other underwriting, acquisition and operating expenses to premiums earned decreased to 16.3% from 17.2% for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Darwin's total expense ratio decreased to 27.4% for the year ended December 31, 2006 compared to 28.1% for the year ended December 31, 2005. The decrease in the total expense ratio for the year ended December 31, 2006 compared to the year ended December 31, 2005 is due to a decrease in other underwriting, acquisition and operating expenses as a percentage of net premiums earned. Growth in our business has been at a greater rate than growth of our operating expenses, which has allowed us to spread our other underwriting, acquisition and operating expenses over a larger premium base.

Other expenses. Other expenses incurred were $0.8 million for the year ended December 31, 2006 compared to $1.1 million for the year ended December 31, 2005, a decrease of $0.3 million or 31.9%. These expenses were primarily attributable to Darwin's long-term incentive plan. The decrease for the year ended December 31, 2006 compared the year ended December 31, 2005 is due to a change in the formula for the calculation of the long-term incentive compensation payable to certain key employees. Effective January 1, 2006, the long-term incentive plan was changed to introduce a net underwriting profitability hurdle rate and imputed investment income was no longer credited to participants.

Income tax expense. Income tax expense incurred was $7.3 million for the year ended December 31, 2006 compared to $2.3 million for the year ended December 31, 2005, an increase of $5.0 million. These increases were due to the increased profitability for the year ended December 31, 2006 compared to the year ended December 31, 2005, partially offset by a decrease in the effective tax rate. The effective tax rate decreased to 31.3% year ended December 31, 2006 from 38.0% for the year ended December 31, 2005. The decrease in effective tax rate was attributable primarily to an increase in net investment income received on tax-exempt municipal securities.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Net earnings. Darwin reported net earnings of $3.7 million for the year ended December 31, 2005 compared to $48,000 for the year ended December 31, 2004. The increase in net earnings is due to significant increases in net premiums earned and net investment income partially offset by an increase in total costs and expenses in 2005 compared to 2004. Darwin reported a combined ratio of 97.3% in 2005 compared with a combined ratio of 99.9% in 2004, primarily reflecting a significant increase in net premiums earned due to increased levels of gross premiums written across all lines of business, partially offset by increased losses and LAE and underwriting expenses primarily attributable to this premium growth. In addition, an improvement in the total expense ratio to 28.1% for the year ended December 31, 2005 from 35.6% for the year ended December 31, 2004 contributed to the improvement in the combined ratio. Darwin's 2004 total expense ratio of 35.6% reflects organizational build-up expenses incurred to support premium levels.

Gross premiums written. Gross premiums written were $165.8 million for the year ended December 31, 2005, compared to $100.5 million for the year ended December 31, 2004, an increase of $65.3 million, or 65.1%. The increase in gross premiums written during 2005 compared to 2004 reflects significant growth across all of Darwin's lines of business. Of the $165.8 million of gross premiums written in 2005, approximately $74.0 million was attributable to Medical Malpractice Liability business, $58.9 million was attributable to E&O business and $32.9 million was attributable to D&O business. Medical Malpractice Liability premiums increased by $34.7 million to $74.0 million for the year ended December 31, 2005, compared to $39.3 million for the year ended December 31, 2004. This increase resulted from the writing of new Medical Malpractice Liability premiums of approximately of $41.3 million, primarily in our psychiatrists professional liability and hospital professional liability classes of business, and the renewal of $32.8 million of Medical Malpractice Liability premiums. In addition to the increase in volume, we experienced a weighted average increase in rate for our Medical Malpractice Liability business in 2005 of approximately 3.6%. Our E&O premium increased by $22.2 million to $58.9 million for the year ended December 31, 2005, compared to $36.7 million for the year ended December 31, 2004. This increase resulted from the writing of new E&O premiums of approximately $29.1 million and the renewal of $29.8 million of premium. We experienced a decrease in our weighted average rate for our E&O business in 2005 of approximately 7.3%. This decrease in rate was primarily the result of competitive pricing pressures in our Managed Care E&O class of business. Our D&O premium increased by $8.4 million to $32.9 million for the year ended December 31, 2005, compared to $24.5 million for the year ended December 31, 2004. This increase resulted from the writing of new D&O premiums of approximately $20.6 million primarily for publicly-held companies with market capitalizations less than $2 billion and the renewal of $12.3 million of premiums. Our weighted average rate decreased by 3.8% for our D&O business in 2005.

Ceded premiums written. Ceded premiums written were $65.2 million for the year ended December 31, 2005, compared to $30.0 million for the year ended December 31, 2004, an increase of $35.2 million or 117.6%. The ratio of ceded premiums to gross premiums written was 39.3% for the year ended December 31, 2005 compared to 29.8% for the year ended December 31, 2004. The increase in the proportion of our gross premiums written ceded to reinsurers was attributable to our purchase of additional reinsurance on the E&O line of business and the reduction in our loss retention, net of reinsurance, in our Medical Malpractice Liability line of business.

Net premiums written. Net premiums written were $100.7 million for the year ended December 31, 2005 compared to $70.5 million for the year ended December 31, 2004, an increase of $30.2 million or 42.8% The growth in net premiums written is attributable to the growth in gross premiums written, partially offset by increased premiums ceded to our reinsurers.

Net premiums earned. Net premiums earned were $84.7 million for the year ended December 31, 2005 compared to $46.1 million for the year ended December 31, 2004, an increase of $38.6 million or 83.8%. The increase in net premiums earned is attributable to the growth in net premiums written across all lines of business as described above. The ratio of net premiums earned to net premiums written was 84.2% for the year ended December 31, 2005 and 65.4% for the year ended December 31, 2004. The increase in the proportion of our net premiums earned to our net premiums written was attributable to the unearned portion of prior year written premiums that were earned in the succeeding year. During 2005, earned premiums were generated from our 2005 net premiums written as well as the unearned portion of our net premiums written during a full year of operation in 2004. During 2004, earned premiums were generated from our 2004 net premiums written as well as the unearned portion of our net premiums written during a partial year of operations in 2003.

Net investment income and realized investment gains (losses). Net investment income increased to $4.9 million for the year ended December 31, 2005 compared to $0.9 million for the year ended December 31, 2004, an increase of $4.0 million, or 418.4%. This increase in net investment income was the result of an increase in average invested assets, primarily due to the growth in our business and capital contributions from Alleghany in the amount of $160.2 million during 2005. The increase in net investment income was also the result of an increase in our book investment yield to 4.20% for the year ended December 31, 2005 from 2.62% for the year ended December 31, 2004. The increase in book investment yields was primarily attributable to purchases of new assets in an interest rate environment where current market yields were higher than existing portfolio yields. Darwin recognized realized losses of $0.2 million in 2005 compared to a gain of $1,000 in 2004.

Losses and LAE incurred. Losses and LAE incurred were $58.6 million for the year ended December 31, 2005 compared to $29.6 million for the year ended December 31, 2004, an increase of $29.0 million or 97.8%. Losses and LAE incurred increased over the prior year due to the estimated losses on the increased premium volume in 2005 compared to 2004, offset by actual and anticipated reinsurance recoveries (including a provision for recoveries on IBNR losses) on the losses. The increase in losses and LAE primarily reflects increased net earned premiums for D&O, E&O and Medical Malpractice Liability exposures. These increases are offset by a reduction in losses of $34,000 due to favorable development on losses and LAE recorded for accident year 2003. Loss emergence on the 2003 accident year has been more favorable than anticipated when the original loss reserves were established. As Darwin commenced operations in 2003, it has limited claims experience on which to base its loss and LAE reserves. Until sufficient claims experience exists, Darwin's management and outside actuaries have primarily used industry data related to the lines of business underwritten by Darwin, and to a lesser extent its own claims experience, to establish reserves and estimated ultimate incurred losses. Darwin's loss ratio for the year ended December 31, 2005 increased to 69.2% compared to 64.3% for the year ended December 31, 2004. This increase was primarily due to an increase in the cost of reinsurance incurred in connection with changes in our reinsurance program and an increase of approximately 1.2% in ULAE incurred for 2005 over 2004. ULAE increases resulted from the hiring of additional dedicated claims staff.

Commissions and brokerage expenses. Commissions and brokerage expenses were $9.2 million for the year ended December 31, 2005 compared to $6.2 million for the year ended December 31, 2004, an increase of $3.0 million or 49.0%. The commissions and brokerage expense ratio to net premiums earned decreased to 10.9% for the year ended December 31, 2005 compared to 13.4% for the year ended December 31, 2004. The increase in commissions and brokerage expenses is attributable to growth in net premiums earned. The decrease in the commission and brokerage expense ratio is due to the increase in ceding commissions we received from our reinsurers on a portion of our reinsurance program, which partially offset the growth in commissions and brokerage expenses.

Other underwriting, acquisition and operating expenses. Other underwriting, acquisition and operating expenses were $14.6 million for the year ended December 31, 2005 compared to $10.2 million for the year ended December 31, 2004, an increase of $4.4 million or 42.6%. The increase is primarily attributable to growth in net premiums earned and to general expenses incurred in connection with the operating of our business. The other underwriting, acquisition and operating expense ratio to premiums earned decreased to 17.2% for the year ended December 31, 2005 compared to 22.2% for the year ended December 31, 2004. This decrease is due to our increased premium volume during 2005 compared to 2004.

Darwin's total expense ratio decreased to 28.1% at December 31, 2005 compared to 35.6% at December 31, 2004. This decrease in total expense ratio is due primarily to the increased premium volume of Darwin during 2005 compared to 2004.

Other expenses. Other expenses were $1.1 million for the year ended December 31, 2005 compared to $0.9 million for the year ended December 31, 2004, an increase of $0.2 million or 21.9%. These expenses are primarily attributable to Darwin's long-term incentive plan. The increase in 2005 compared to 2004 is due to the improved operating results of Darwin generating an increase in the accrual for long-term incentive compensation payable to certain key employees of Darwin.

Income tax expense. Income tax expense incurred was $2.3 million for the year ended December 31, 2005 compared to $0.1 million for the year ended December 31, 2004, an increase of $2.2 million. The increase was due to the increased profitability of Darwin for the year ended December 31, 2005 compared to the year ended December 31, 2004 partially offset by a decrease in the effective tax rate. The effective tax rate decreased to 38.0% for the year ended December 31, 2005 from 60.6% for the year ended December 31, 2004. The decrease in effective tax rate was attributable to the reduction in the tax effect of state income.

LIQUIDITY AND CAPITAL RESOURCES

DPUI Only

General. DPUI is the ultimate parent of Darwin Group, DNA and Darwin Select. DPUI provides underwriting, claims, management, and administrative services to DNA and Darwin Select in exchange for management fees. The management fees are determined based upon agreements between DPUI and each of DNA and Darwin Select, that have been filed with and approved by the insurance departments responsible for regulatory oversight of each of such insurance companies. These agreements provide for payments to DPUI at a rate equal to 32.0% of gross premiums written on business produced by DPUI and written on the policy of the relevant insurance company or, if lower, in an allocable amount based upon the total operating expense actually incurred by DPUI. Additional payment to DPUI is due upon the achievement of profitability levels that would trigger a payout under our Long-Term Incentive Plan (LTIP).

Dividends. State insurance laws restrict the ability of our insurance company subsidiaries to declare dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer's surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Further, prior approval of the insurance department of its state of domicile is required before either of our insurance company subsidiaries can declare and pay an "extraordinary dividend" to us.

DNA is domiciled in Delaware. Under Delaware law, DNA may not pay an "extraordinary" dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Delaware ("Delaware Commissioner") has received notice of such dividend and has either (i) not disapproved such dividend within such thirty-day period or (ii) approved such dividends within such thirty-day period. In addition, DNA must provide notice to the Delaware Commissioner of all dividends and other distributions to stockholders within five business days after declaration and at least ten days prior to payment. Since DNA operated at a statutory loss in 2005 and has no earned surplus, no ordinary dividend distribution was paid by DNA to DPUI in 2006.

On January 30, 2007, the company's insurance subsidiary DNA applied to the Delaware Insurance Commissioner for approval of an extraordinary dividend of $3.5 million. DNA anticipates a final determination on the payment of the extraordinary dividend from the Delaware Insurance Commissioner during the first quarter of 2007.

Darwin Select is domiciled in Arkansas. Under Arkansas law, Darwin Select may not pay an "extraordinary" dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Arkansas ("Arkansas Commissioner") has received notice of such dividend and has either (i) not disapproved such dividend within such thirty-day period or (ii) approved such dividends within such thirty-day period. In addition, Darwin Select must provide notice to the Arkansas Commissioner of all dividends and other distributions to stockholders within fifteen business days after the declaration thereof. As of December 31, 2006, Darwin Select could pay approximately $2.2 million in dividends to DNA without prior approval of the Commissioner. DNA would not be permitted to dividend this amount to DPUI without an extraordinary request. Darwin Select did not pay any dividends in 2006.

Credit Agreements. We currently have no debt outstanding. On January 29, 2007, Darwin signed a commitment letter with JP Morgan Securities for a $25 million revolving credit facility. The credit facility is for a three-year term and would allow Darwin to draw down up to $25 million for general corporate purposes and for use in strategic merger and acquisition transactions. The cost of funds drawn down would be at an annual interest rate of LIBOR + 112.5 basis points. The credit facility also has a commitment fee of 0.25% per annum for any unused portion of the facility. The credit facility will contain certain covenants requiring DPUI to maintain a 2.0 debt interest coverage ratio, a maximum ratio of net premiums written to surplus of 2.0 to 1.0 and a covenant limiting DPUI's debt to total capital ratio to 35%. Darwin will not be permitted to declare or pay any dividend during the term of the credit facility. Darwin will also have to maintain a minimum net worth equal to 80% of year end December 31, 2006 GAAP net worth plus an amount equal to 50% of subsequent earned profits. The credit facility will be collateralized by the stock of DNA. We expect to sign definitive agreements for this credit facility during the first quarter of 2007.

DARWIN CONSOLIDATED FINANCIAL POSITION

Capital Resources. Total capitalization of stockholders' equity and preferred stock increased to $217.9 million as of December 31, 2006 from $197.4 million as of December 31, 2005, an increase of $20.5 million or 10.4%. The increase was primarily due to the net income for the year ended December 31, 2006 of $16.0 million, $1.0 million of unrealized gains after taxes on fixed securities, and $1.3 million of stock-based compensation and the corresponding tax benefits on shares vested during the period.

Capital Transactions. Effective as of January 1, 2006, 197,178 shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of $197.2 million were issued to Alleghany in exchange for all of the outstanding unrestricted common stock of Darwin Group held by Alleghany. In addition, Alleghany exchanged its 6,600,000 shares of common stock of DPUI for 9,560 additional shares of Series A Preferred Stock having an additional aggregate liquidation preference of $0.2 million.

On April 1, 2006, the company declared a dividend of $2.5 million in the form of Series C Preferred Stock to the holders of Series B Convertible Preferred Stock.

The company's registration statement filed with the Securities and Exchange Commission for the purpose of making an initial public offering of common stock was declared effective on May 18, 2006 for the issuance of 5,217,391 shares of common stock at an initial offering price of $16.00 per share. Subsequently, the underwriters of the initial public offering exercised their over-allotment option in which an additional 782,609 shares of common stock were issued at the $16.00 per share initial public offering price. Gross proceeds from the sale of the 6,000,000 shares of common stock were $96.0 million. Total costs associated with the initial public offering included $9.7 million of underwriting costs and offering expenses. Net proceeds from the offering, after deducting underwriting costs and offering expenses, were $86.3 million.

The net proceeds from the offering were used to redeem all of the shares of Series A Preferred Stock at the aggregate liquidation preference of $2.3 million and all of the shares of Series C Convertible Preferred Stock with an aggregate liquidation preference of $2.5 million. The remaining proceeds of $81.5 million were used to redeem a portion of the shares of Series B Convertible Preferred Stock at a redemption price per share, on an as-converted basis, equal to the public offering price less underwriting costs ($14.88 per share) or 5,478,904 shares of common stock on an as-converted basis. The remaining outstanding shares of the Series B Convertible Preferred Stock were converted into 9,371,096 shares of common stock. As a result of the company's initial public offering and use of net proceeds of the offering, Alleghany's ownership in the company was reduced to approximately 55%.

Book Value Per Common Share. As of December 31, 2006, DPUI's book value per common share was $12.78 per share and the tangible book value per common share was $12.35 per share.

Cash Flows. We have three primary types of cash flows: (1) cash flows from operating activities, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) cash flows from investing activities related to the purchase, sale and maturity of investments, and (3) cash flows from financing activities that impact our capital structure, such as capital contributions, changes in paid-in capital and shares outstanding.

For the year ended December 31, 2006, there was a net increase in cash of $16.6 million as the company generated $108.3 million in cash flow from operations. The company transferred $83.5 million from the operating cash accounts into short-term investments and fixed maturity securities and reinvested approximately an additional $10.7 million of investment income received in 2006. Cash flow from operating activities increased in 2006 compared to 2005, due primarily to an increase in premium volume and limited paid loss activity on current and prior accident years. Cash flows used in investing activities increased in 2006 as compared to 2005 primarily due to the fact that in 2006 a greater amount of cash flows generated from operations was invested in our investment portfolio, while 2005 included the purchase of Darwin Select. Cash flows from financing activities decreased during 2006 to $0.3 million compared to $160.2 million for 2005. For 2006, Darwin recorded in additional paid-in capital an excess tax benefit of $0.3 million on the restricted stock that vested in July 2006. Darwin received a capital contribution of $25.2 million from its parent company, Alleghany Corporation, in 2005 for the purpose of acquiring Darwin Select and a $135 million capital contribution in November 2005 to facilitate the reorganization of Darwin and to enable an independent rating from A.M. Best for Darwin.

The following table summarizes these cash flows for the year ended December 31, 2006 and 2005:

	Year ended December 31,	
(Dollars in thousands)	**2006**	2005
Net cash provided by operating activities	**$108,283**	$ 69,065
Net cash used in investing activities	**(91,967)**	(224,082)
Net cash provided by financing activities	**302**	160,240
Net increase in cash	**$ 16,618**	$ 5,223

Investment Securities. At December 31, 2006, we had cash, short-term investments and other investments of $426.3 million, including cash, short-term investments and fixed maturities due within one year of approximately $103.5 million and fixed maturities of $67.6 million maturing within one to five years. Total cash, short-term investments and fixed maturities due within one year represented 24.3% of Darwin's total investment portfolio and cash balances at December 31, 2006.

Contractual Obligations. We have certain obligations to make future payments under contracts and commitments. At December 31, 2006, certain long-term aggregate contractual obligations and commitments were as follows:

Contractual Obligations (Dollars in thousands)	**Total**	**Within 1 Year**	**More than 1 Year but within 3 Years**	**More than 3 Years but within 5 Years**	**More than 5 Years**
Operating lease obligations	**$ 3,451**	**$ 613**	**$ 1,484**	**$ 1,354**	**$ –**
Other long-term liabilities reflected on consolidated balance sheet under GAAP (1)	**2,755**	**361**	**2,335**	**59**	**–**
Loss and LAE reserves	**263,549**	**65,403**	**131,287**	**27,365**	**39,494**
Total	**$ 269,755**	**$ 66,377**	**$135,106**	**$ 28,778**	**$ 39,494**

(1) Other long-term liabilities primarily reflect Darwin's long-term incentive plan obligations.

Darwin has obligations to make certain payments for losses and LAE pursuant to insurance policies we issue. These future payments are reflected as reserves on our financial statements. With respect to reserves for losses and LAE, there is typically no minimum contractual commitment associated with insurance contracts and the timing and ultimate amount of actual claims related to these reserves is uncertain. The table above estimates the expected payment pattern of loss and LAE reserves. Given our limited loss experience and operating history, we have primarily utilized industry experience in estimating these amounts. Our actual future payment experience could differ materially. For additional information regarding reserves for losses and LAE, including information regarding the timing of payments of these expenses, see "Critical Accounting Estimates – Loss and LAE Reserves."

Investments. We utilize a third-party investment manager, General Re-New England Asset Management, to manage our investments. We have provided our investment manager with investment guidelines and the Finance and Investment Committee of our Board of Directors reviews our investment performance and the investment manager's compliance with our investment guidelines on a quarterly basis. We believe that we have a conservative approach to our investment and capital management strategy with an objective of providing a stable source of income and preserving capital to offset underwriting risk. We maintain an investment portfolio representing funds that have not yet been paid out as claims, as well as the capital we hold for our stockholders. As of December 31, 2006, our investment portfolio had a fair value of $399.4 million, an increase of $94.5 million over the December 31, 2005 investment portfolio fair value of $304.9 million. The increase in invested assets at December 31, 2006 when compared to December 31, 2005 was primarily due to cash flows from operations and invested income. Our investment portfolio consists of long-term fixed maturity and short-term investment securities. Although we have not historically invested in equity securities, we may decide to do so in the future.

The following table presents the dollar and percentage distributions of investments as of December 31, 2006 and December 31, 2005:

(Dollars in thousands)	**At December 31, 2006** Fair Value	**%**	At December 31, 2005 Fair Value	%
Fixed maturity securities:				
U.S. Government and government agencies	**$ 22,239**	**5.6%**	$ 15,932	5.2%
State and municipal	**129,743**	**32.5%**	31,000	10.2%
Mortgage/asset-backed securities	**106,615**	**26.7%**	39,204	12.8%
Corporate and other	**71,249**	**17.8%**	34,634	11.4%
Total fixed maturity securities	**329,846**	**82.6%**	120,770	39.6%
Short-term investments	**69,537**	**17.4%**	184,088	60.4%
Total investments	**$399,383**	**100.0%**	$304,858	100.0%

The following table presents the book and tax-equivalent yield on all investments as of December 31, 2006 and December 31, 2005:

	At December 31, 2006	At December 31, 2005
Book yield on all investments	**4.93%**	4.20%
Tax-equivalent yield on all investments	**5.53%**	4.39%

The table below compares returns on our total investments to comparable public indices. While there are no directly comparable indices to our portfolio, the Lehman Intermediate Aggregate Bond Index is a widely used industry benchmark. Both our performance and the indices include changes in unrealized gains and losses.

	At December 31, 2006	At December 31, 2005
Return on total investments	**5.72%**	2.89%
Lehman intermediate aggregate	**4.58%**	2.01%

Our fixed-income portfolio is invested in investment grade bonds. The National Association of Insurance Commissioners (NAIC) assigns ratings that range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our fixed income portfolio by independent rating agency and comparable NAIC designations as of December 31, 2006 and December 31, 2005:

		At December 31, 2006			At December 31, 2005		
(Dollars in thousands) Rating [1]	NAIC Designation	Amortized Cost	Fair Value	% Total	Amortized Cost	Fair Value	% Total
AAA	1	**$ 231,925**	**$ 233,228**	**70.7%**	$ 82,850	$ 82,772	68.5%
AA +	1	**11,538**	**11,603**	**3.5%**	2,133	2,159	1.8%
AA	1	**20,920**	**21,278**	**6.5%**	3,906	3,920	3.2%
AA -	1	**10,079**	**10,180**	**3.1%**	6,977	6,996	5.8%
A +	1	**13,369**	**13,379**	**4.1%**	8,804	8,784	7.3%
A	1	**18,982**	**18,865**	**5.6%**	8,316	8,332	6.9%
A -	1	**17,455**	**17,403**	**5.3%**	7,348	7,323	6.1%
BBB+	2	**3,435**	**3,415**	**1.0%**	–	–	0.0%
BBB	2	**498**	**495**	**0.2%**	498	484	0.4%
Total fixed maturities		**$ 328,201**	**$ 329,846**	**100.0%**	$ 120,832	$ 120,770	100.0%

[1] Ratings are the lowest rating assigned by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or Moody's Investors Service. Where a rating is not available from either rating agency, ratings are determined by other independent sources.

The maturity distribution of fixed maturity securities held as of December 31, 2006 and December 31, 2005 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2006		At December 31, 2005	
(Dollars in thousands)	Fair Value	%	Fair Value	%
Due in one year or less	**$ 7,106**	**2.2%**	$ 8,399	7.0%
Due after one year through five years	**67,565**	**20.5%**	36,977	30.6%
Due after five years through ten years	**32,003**	**9.7%**	7,713	6.4%
Due after ten years	**116,557**	**35.3%**	28,477	23.6%
Mortgage/asset-backed securities	**106,615**	**32.3%**	39,204	32.4%
Total fixed maturities	**$ 329,846**	**100.0%**	$ 120,770	100.0%

As of December 31, 2006, the average option adjusted duration of our fixed-income portfolio was 3.99 years compared to 1.57 years as of December 31, 2005. The increase in our investment duration at December 31, 2006 was due to the investing of the funds from the capital contribution made by Alleghany in the fourth quarter of 2005. At year-end 2005, the majority of the proceeds received from Alleghany were held in short-term investments. During 2006, the Company reduced the short-term investment balances and reinvested the funds in longer duration securities. The concept of average option adjusted duration takes into consideration the probability of having the various option features associated with many of the fixed-income investments we hold exercised. Fixed maturity securities are frequently issued with call provisions which provide the option of adjusting the maturity of the security at the option of the issuer.

Impairments of Investment Securities. We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security is in an unrealized loss position, and for fixed maturity securities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery.

An investment in a fixed maturity security which is available for sale is impaired if its fair value falls below its amortized cost, and the decline is considered to be other-than-temporary. Darwin's assessment of a decline in fair value includes a current judgment as to the financial position and future prospects of the issuing entity of the security, the length of time and extent to which fair value has been below cost, and Darwin's ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery. As of December 31, 2006, Darwin did not own any fixed maturity securities which were considered to be impaired.

The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2006.

	Less Than 12 Months		12 Months or More		Total	
(Dollars in thousands)	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Type of investment						
U.S. Government bonds	$ 390	$ (9)	$ 9,145	$ (151)	$ 9,535	$ (160)
State and municipal bonds	18,543	(87)	1,917	(30)	20,460	(117)
Mortgage/asset-backed securities	49,799	(235)	1,631	(34)	51,430	(269)
Corporate bonds and notes	34,172	(234)	4,156	(74)	38,328	(308)
Total fixed maturities	$ 102,904	$ (565)	$ 16,849	$ (289)	$ 119,753	$ (854)

The unrealized losses on fixed maturity securities are primarily interest rate related. Each of the fixed maturity securities with an unrealized loss at December 31, 2006 has a fair value that is greater than 96.4% of its amortized cost. Of the 22 securities that have been in an unrealized loss position for longer than 12 months, 7 are U.S. Treasury securities and each of the remaining securities has a fair value that is greater than 97.7% of its amortized cost. None of the fixed maturity securities with unrealized losses has ever missed, or been delinquent on, a scheduled principal or interest payment, and none is rated below investment grade. Based on management's review of the factors above, no securities are considered to be other-than-temporarily impaired.

RECENT ACCOUNTING STANDARDS

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment* (SFAS No. 123(R)) using a modified prospective method. SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value based measurement method in accounting generally for all share-based payment transactions with employees. Under this application, Darwin records compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company did not recognize any share-based compensation expense as a result of the adoption of SFAS No. 123(R) for periods prior to January 1, 2006. Prior to January 1, 2006, the Company's share-based grants were restricted shares under the 2003 Restricted Stock Plan that had a nominal fair value at the date of grant. Darwin did not have any stock option or other share-based awards prior to January 1, 2006. The effect of SFAS No. 123(R) on the Company's financial position as of December 31, 2006 and results of operation for the year ended December 31, 2006 are presented in Note (12), Stock-Based Compensation.

The Securities and Exchange Commission released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements in Quantifying Missatatements in Current Year Financial Statements* (SAB 108) in September 2006. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current period misstatement. In addition, upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of immaterial errors relating to prior years in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. The Company has adopted SAB 108 for the year ending December 31, 2006. The adoption of SAB 108 did not have any impact on the Company's financial condition or results of operations.

In September 2005, the Accounting Standards Executive Committee issued Statement of Position 05-01, *Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts* (SOP 05-01). SOP 05-01 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and certain investment contracts. SOP 05-01 defines internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature of coverage within a contract. SOP 05-01 is effective in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company intends to adopt SOP 05-01 in the first quarter of 2007. The Company does not anticipate that SOP 05-1 will have a material impact on its operations or financial condition.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155 (SFAS No. 155), *Accounting for Certain Hybrid Instruments, an amendment to FASB Statement No. 133 and 140.* This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company intends to adopt SFAS No. 155 in the first quarter of 2007. The Company does not anticipate that SFAS No.155 will have a material impact on its results of operations or financial condition.

In July 2006, FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* The Interpretation clarifies the accounting for income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company intends to adopt the provisions of this Interpretation in the first quarter of 2007 and does not anticipate that it will have a material impact on the Company's financial condition or results of operations.

In September 2006, SFAS issued Statement No. 157, *Fair Value Measurements.* This Statement provides guidance for using fair value to measure assets and liabilities. The Standard does not expand the use of fair value in any new circumstances. The Standard is effective for financial statements prepared for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate that this Statement will have a material impact on its financial condition or results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, as defined for purposes of the SEC rules, which are not accounted for or disclosed in the consolidated financial statements as of December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices that results from factors, such as changes in interest rates, foreign currency exchange rates and commodity prices. The primary risk related to our non-trading financial instruments is the risk of loss associated with adverse changes in interest rates. Our investment portfolios may contain, from time to time, debt securities with fixed maturities that are exposed to both risk related to adverse changes in interest rates and/or individual credit exposure changes, as well as equity securities which are subject to fluctuations in market value. Darwin has purchased no equity securities to date and holds its debt securities as available for sale. Any changes in the fair value in these securities, net of tax, would be reflected in Darwin's accumulated other comprehensive income as a component of stockholders' equity.

The table below presents a sensitivity analysis of the debt securities of Darwin that are sensitive to changes in interest rates. Sensitivity analysis is defined as the measurement of potential changes in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates over a selected time. In this sensitivity analysis model, we measure the potential change of +/- 100, +/- 200, and +/- 300 basis point range of change in interest rates to determine the hypothetical change in fair value of the financial instruments included in the analysis. The change in fair value is determined by calculating hypothetical December 31, 2006 ending prices based on yields adjusted to reflect the hypothetical changes in interest rates, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the principal amount of the security.

SENSITIVITY ANALYSIS AT DECEMBER 31, 2006

Interest Rate Shifts (in Basis points)	-300	-200	-100	0	100	200	300
Fixed Maturities Securities							
Portfolio Value	**$ 370,582**	**$ 356,564**	**$ 343,106**	**$ 329,846**	**$ 316,487**	**$ 303,293**	**$ 290,528**
Change	**40,736**	**26,718**	**13,260**	**–**	**(13,359)**	**(26,553)**	**(39,318)**
% Change	**12.35%**	**8.10%**	**4.02%**	**0.00%**	**(4.05)%**	**(8.05)%**	**(11.92)%**

Management's Responsibility for Financial Statements and Description of Audit Committee Oversight

Responsibility for Financial Statements: Management is responsible for the consolidated financial statements of the Company, which have been prepared in accordance with U.S. generally accepted accounting principles. Management believes the consolidated financial statements, and the other financial information included within this annual report, fairly present in all material respects the financial position, results of operations and cash flows of the Company as of and for the periods presented in this report.

The financial statements are the product of a number of processes that include the gathering of financial data developed from the records of the Company's day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. The Company emphasizes the selection and training of personnel who are qualified to perform these functions. In addition, Company personnel are subject to specific standards of ethical conduct that are communicated throughout the organization.

The Company's Audit Committee engages KPMG LLP, an independent registered public accounting firm, to audit the Company's consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of the Company's consolidated financial statements appears on page 42 of this annual report.

Audit Committee Oversight: The Company's Audit Committee is comprised solely of independent directors. The Audit Committee meets at least quarterly with management, the Company's internal auditor and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company's consolidated financial statements and internal control over financial reporting. Both KPMG LLP and the Company's internal auditor have the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Index to Consolidated Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Darwin Professional Underwriters, Inc.:

We have audited the consolidated financial statements of Darwin Professional Underwriters, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the *standards of the Public Company* Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darwin Professional Underwriters, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

Hartford, Connecticut
February 23, 2007

Consolidated Balance Sheets

For the years ended December 31, 2006 and 2005 (Dollars in thousands, except per share amounts)	2006	2005
Assets:		
Available for sale securities, at fair value:		
Fixed maturities (amortized cost: 2006, $328,201; 2005, $120,832)	**$ 329,846**	$ 120,770
Short-term investments, at cost which approximates fair value	**69,537**	184,088
Total investments	**399,383**	304,858
Cash	**26,873**	10,255
Premiums receivable (net of allowance for doubtful accounts of $75 as of December 31, 2006 and $50 as of December 31, 2005)	**31,094**	22,090
Reinsurance recoverable on paid and unpaid losses	**96,371**	51,260
Ceded unearned reinsurance premiums	**44,742**	33,853
Deferred insurance acquisition costs	**12,724**	7,603
Property and equipment at cost, less accumulated depreciation	**1,895**	1,880
Intangibles	**7,306**	7,092
Net deferred income tax asset	**8,720**	6,278
Current income taxes receivable	**–**	283
Other assets	**6,156**	2,146
Total assets	**$ 635,264**	$ 447,598
Liabilities and Stockholders' Equity:		
Loss and loss adjustment expense reserves	**$ 263,549**	$ 138,404
Unearned premium reserves	**123,796**	88,280
Reinsurance payable	**21,385**	10,920
Due to brokers for unsettled trades	**–**	2,216
Current income taxes payable	**865**	–
Accrued expenses and other liabilities	**7,819**	8,255
Total liabilities	**417,414**	248,075
Commitments and Contingencies (Note 23)		
Series A Preferred Stock; $0.10 par value. (Redeemable at $20.00 per share). No shares authorized, issued and outstanding at December 31, 2006. Authorized 500,000 shares, 105,300 shares issued and outstanding at December 31, 2005. Aggregate liquidation preference of $2,106 at December 31, 2005.	**–**	2,106
Stockholders' equity (Notes 1(b), 10, and 11):		
Common stock; $0.01 par value. Authorized 50,000,000 shares; issued and outstanding 17,047,222 shares at December 31, 2006 and 8,105,625 shares at December 31, 2005.	**170**	81
Additional paid-in capital	**203,095**	195,950
Retained earnings	**13,548**	1,425
Accumulated other comprehensive income (loss)	**1,037**	(39)
Total stockholders' equity	**217,850**	197,417
Total liabilities and stockholders' equity	**$ 635,264**	$ 447,598

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)	2006	2005	2004
Revenues:			
Net premiums earned	**$132,378**	$84,698	$46,092
Net investment income	**16,442**	4,920	949
Net realized investment gains (losses)	**12**	(176)	1
Other income	**–**	14	–
Total revenues	**148,832**	89,456	47,042
Costs and expenses:			
Losses and loss adjustment expenses	**88,619**	58,606	29,628
Commissions and brokerage expenses	**14,609**	9,191	6,167
Other underwriting, acquisition and operating expenses	**21,603**	14,574	10,221
Other expenses	**750**	1,102	904
Total costs and expenses	**125,581**	83,473	46,920
Earnings before income taxes	**23,251**	5,983	122
Income tax expense	**7,286**	2,276	74
Net earnings	**$ 15,965**	$ 3,707	$ 48
Basic earnings per share:			
Net earnings per share	**$ 1.38**	$ 0.56	$ 0.01
Weighted average shares outstanding	**9,770,268**	6,600,000	6,600,000
Diluted earnings per share:			
Net earnings per share	**$ 0.95**	$ 0.46	$ 0.01
Weighted average shares outstanding	**16,785,721**	8,119,370	8,167,500

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands)	2006	2005	2004
Common stock:			
Balance at beginning of year	**$ 81**	$ 81	$ 83
Exchange of common stock for Series A Preferred Stock	**(66)**	–	–
Issuance of common stock	**60**	–	–
Conversion of Series B Preferred Stock	**94**	–	–
Issuance of restricted common stock	**1**	–	–
Forfeiture of shares	–	–	(2)
Balance at end of year	**$ 170**	$ 81	$ 81
Additional paid-in capital:			
Balance at beginning of year	**$195,950**	$ 35,710	$ (83)
Capital contributions	–	160,240	35,791
Exchange of common stock for Series A Preferred Stock	**66**	–	–
Contribution of Darwin Group, Inc. in exchange for Series B Convertible Preferred Stock	**(195,992)**	–	–
Issuance of common stock, net of issuance costs	**86,228**	–	–
Conversion of Series B Preferred Stock	**115,558**	–	–
Stock-based compensation	**984**	–	–
Tax benefit on restricted stock vested	**302**	–	–
Issuance of restricted common stock	**(1)**	–	–
Forfeiture of shares	–	–	2
Balance at end of year	**203,095**	195,950	$ 35,710
Retained earnings (deficit):			
Balance at beginning of year	**$ 1,425**	$ (2,282)	$ (2,330)
Exchange of common stock for Series A Preferred Stock	**(191)**	–	–
Contribution of Darwin Group, Inc. in exchange for Series B Convertible Preferred Stock	**(1,186)**	–	–
Series C Preferred Stock dividend	**(2,465)**	–	–
Net earnings	**15,965**	3,707	48
Balance at end of year	**$ 13,548**	$ 1,425	$ (2,282)
Accumulated other comprehensive income (loss):			
Accumulated other comprehensive income (loss) at beginning of year	**$ (39)**	$ (7)	$ –
Other comprehensive income (loss):			
Unrealized appreciation (depreciation) of investments, net of tax	**1,076**	(32)	(7)
Other comprehensive income (loss)	**1,076**	(32)	(7)
Accumulated other comprehensive income (loss) at end of year	**$ 1,037**	$ (39)	$ (7)
Total stockholders' equity at December 31,	**$217,850**	$ 197,417	$ 33,502
Comprehensive income (loss):			
Net earnings	**$ 15,965**	$ 3,707	$ 48
Other comprehensive income (loss)	**1,076**	(32)	(7)
Total comprehensive income	**$ 17,041**	$ 3,675	$ 41

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands)	**2006**	2005	2004
Cash flows provided by (used for) operating activities:			
Net earnings	**$ 15,965**	$ 3,707	$ 48
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:			
Deferred insurance acquisition costs	**(20,724)**	(13,730)	(11,288)
Amortization of insurance acquisition costs	**15,603**	12,087	7,990
Deferred income taxes	**(3,050)**	(3,551)	(2,618)
Depreciation and amortization	**601**	422	165
Net realized investment (gains) losses	**(12)**	176	(1)
Stock-based compensation	**984**	–	–
Gain on the sale of fixed assets	**–**	(14)	–
Amortization of investment discounts and premiums	**(3,883)**	(1,601)	202
Change in:			
Premiums receivable	**(9,004)**	(8,323)	(7,519)
Reinsurance recoverable on paid and unpaid losses	**(45,111)**	(35,688)	(14,582)
Ceded unearned reinsurance premiums	**(10,889)**	(18,055)	(11,075)
Current income taxes payable/receivable	**1,148**	(1,638)	2,470
Other assets	**(4,035)**	2,105	(4,180)
Loss and loss adjustment expense reserves	**125,145**	91,197	43,722
Unearned premium reserves	**35,516**	34,006	35,483
Reinsurance payable	**10,465**	3,908	2,226
Accrued expenses and other liabilities	**(436)**	4,057	2,289
Net cash provided by operating activities	**108,283**	69,065	43,332
Cash flows provided by (used for) investing activities:			
Proceeds from sales of available-for-sale securities	**21,688**	11,490	–
Maturities of available-for-sale securities	**12,687**	15,989	1,332
Purchases of available-for-sale securities	**(242,320)**	(80,484)	(67,873)
Net sales (purchases) of short-term investments	**119,023**	(146,452)	(1,251)
Due to brokers for unsettled trades	**(2,216)**	2,216	–
Purchases of fixed assets	**(616)**	(1,292)	(1,020)
Proceeds from sales of fixed assets	**–**	26	–
Acquisition of insurance companies, net of cash acquired	**(213)**	(25,575)	(17,919)
Net cash used for investing activities	**(91,967)**	(224,082)	(86,731)
Cash flows provided by (used for) financing activities:			
Proceeds from issuance of common stock	**96,000**	–	–
Issuance costs	**(9,712)**	–	–
Redemption of Series A Preferred Stock	**(2,297)**	–	–
Redemption of Series C Preferred Stock	**(2,465)**	–	–
Redemption of Series B Convertible Preferred Stock	**(81,526)**	–	–
Tax benefit on restricted stock vested	**302**	–	–
Proceeds from capital contributions	**–**	160,240	35,791
Net cash provided by financing activities	**302**	160,240	35,791
Net increase (decrease) in cash	**16,618**	5,223	(7,608)
Cash, beginning of period	**10,255**	5,032	12,640
Cash, end of period	**$ 26,873**	$ 10,255	$ 5,032
Supplemental disclosures of cash flow information:			
Cash paid for federal and state income taxes	**$ 8,907**	$ 7,376	$ 293

See accompanying notes to consolidated financial statements.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

1. ORGANIZATION

(a) Organization

Darwin Professional Underwriters, Inc. (DPUI), located in Farmington, Connecticut, is a majority-owned publicly-traded insurance underwriting subsidiary of Alleghany Insurance Holdings, LLC (AIHL), which is a wholly-owned subsidiary of Alleghany Corporation (Alleghany). On May 19, 2006, DPUI had its initial public offering (IPO) of its common stock (see Note 11).

DPUI was formed in March 2003 as an underwriting manager for certain insurance company subsidiaries of Alleghany, a publicly traded company, pending the establishment or acquisition of separate insurance companies for the DPUI business. Effective September 1, 2003, DPUI entered into underwriting management agreements with three wholly-owned subsidiaries of Alleghany, Capitol Indemnity Corporation, Capitol Specialty Insurance Corporation, and Platte River Insurance Company (collectively, the Capitol Companies), to underwrite and administer specialty liability insurance business. DPUI's specialty liability insurance business consists of Directors and Officers liability (D&O), Errors and Omissions liability (E&O) and Medical Malpractice liability insurance.

On February 3, 2004, Darwin Group, Inc. (Darwin Group), a wholly-owned subsidiary of AIHL, was formed as an insurance holding company for the purpose of acquiring Darwin National Assurance Company (DNA). DNA was acquired on May 3, 2004 as a wholly-owned subsidiary of Darwin Group. As of December 31, 2006, DNA is licensed to write property and casualty insurance on an admitted basis in 48 jurisdictions (including the District of Columbia) and is eligible to operate on an excess and surplus lines basis in one additional state (Arkansas). On May 2, 2005, DNA acquired Darwin Select Insurance Company (Darwin Select), as a wholly-owned insurance company subsidiary. As of December 31, 2006, Darwin Select is licensed to write property and casualty insurance on an admitted basis in Arkansas (its state of domicile) and is eligible to operate on an excess and surplus lines basis in 46 additional states. Effective as of January 1, 2006, Darwin Group was contributed by Alleghany to DPUI (see Note 1(b)).

The Capitol Companies are wholly-owned subsidiaries of AIHL and operate collectively in 50 states and the District of Columbia. In addition to the business produced by DPUI and issued on policies of the Capitol Companies, the Capitol Companies have significant independent operations that are not included in these consolidated financial statements. Alleghany acquired ownership of the Capitol Companies in January 2002. Prior to the formation of DPUI as an underwriting manager to underwrite professional liability coverages for the Capitol Companies in the D&O, E&O and Medical Malpractice lines, neither the Capitol Companies nor Alleghany wrote any of these lines of business.

DNA, Darwin Select and the Capitol Companies (in respect of the business produced by DPUI and issued on polices of the Capitol Companies) receive underwriting, claims, management, and administrative services from DPUI.

DPUI's products are marketed through independent producers located throughout the United States.

(b) Reorganization

Effective October 1, 2005, Darwin Group, through its subsidiary DNA, entered into a series of reinsurance and commutation agreements with the Capitol Companies. Overall, these reinsurance agreements had the effect of transferring to DNA all of the in-force business produced by DPUI and issued on policies of the Capitol Companies, along with the corresponding financial statement effects of these policies. In addition, in November 2005, Alleghany made a capital contribution of $135,000 to Darwin Group, which subsequently contributed this capital to DNA.

Effective January 1, 2006, DPUI became the parent of Darwin Group and its subsidiaries, DNA and Darwin Select and, in connection therewith, DPUI issued to AIHL shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of $197,178, equal to the book value of Darwin Group on December 31, 2005, in exchange for all of the outstanding common stock of Darwin Group held by AIHL. In addition, AIHL exchanged its 6,600,000 shares of common stock of DPUI, representing 80% of the issued and outstanding shares of DPUI, for 9,560 additional shares of Series A Preferred Stock of DPUI having an additional aggregate liquidation preference of $20 per share, representing 80% of the book value of DPUI on December 31, 2005. As a result of the reorganization, the only shares of common stock outstanding as of January 1, 2006 were unvested restricted shares.

The consolidated financial statements give retroactive effect to both the transfer of the in-force business to Darwin Group from the Capitol Companies and the contribution of Darwin Group to DPUI as transactions between entities under common control, accounted for as a pooling of interests. This results in a presentation that reflects the actual business produced and managed by DPUI, regardless of the originating insurance carrier, with all periods presented as if DPUI and Darwin Group, including the transferred in-force business, had always been combined.

On May 3, 2006, the DPUI Board of Directors approved a 33-for-two stock split of the DPUI's shares of common stock, to be effected on the effective date of DPUI's registration statement on Form S-1 in connection with its initial public offering, which occurred on May 19, 2006. In addition, the par value of the common stock has been adjusted to $0.01 per common share from $0.10 per common share. The resulting increase in common stock was offset by a decrease in additional paid-in capital.

All common stock and per share data included in these consolidated financial statements, and the exchange ratios for the Series B Convertible Preferred Stock, have been retroactively adjusted to reflect the 33-for-two stock split and the change in par value for all periods presented.

Collectively these operations are referred to as "Darwin" or the "Company."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements include the results of DPUI and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles. All significant inter-company accounts and transactions have been eliminated.

(b) Investments and Fair Values of Financial Instruments

Darwin classifies all of its fixed maturities with original maturities equal to or greater than one year at acquisition as available-for-sale. Accordingly, investments in fixed maturities are reported at fair value. Fair values of investments are determined from quoted market prices where available, or are estimated using values obtained from independent pricing services. Unrealized gains and losses during the year, net of the related tax effect, are excluded from earnings and reflected in comprehensive income (loss) and the cumulative effect is reported as a separate component of stockholders' equity until realized.

The cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. The interest method is used for such amortization and accretion. Fixed maturities deemed to have declines in value that are other-than-temporary are written down through the consolidated statement of operations to carrying values equal to their estimated fair values.

Investment income is recorded when earned. Realized gains and losses on sales or declines deemed other-than-temporary are determined on the basis of specific identification of investments.

Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow, and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method. Under the retrospective method, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income.

Short-term investments, consisting primarily of money market instruments and other debt issues purchased with a maturity of one year or less at acquisition, are carried at cost, which approximates fair value.

(c) Cash

For purposes of the consolidated statement of cash flows, cash includes only funds that are available for immediate withdrawal.

(d) Premiums and Unearned Premium Reserves

Premiums are recognized as revenue on a pro rata basis over the term of the insurance contracts, generally 12 months. Unearned premium reserves represent the unexpired portion of policy premiums. Premiums receivable are reported net of an allowance for estimated uncollectible amounts. Ceded premiums are charged to income over the term of the reinsurance contracts. Ceded unearned premiums represent the unexpired portion of premiums ceded to reinsurers.

(e) Reinsurance Recoverables

Darwin follows the customary practice of reinsuring with other companies the loss exposures on business it has written. This practice allows the Darwin insurance companies to diversify their business and to write larger policies, while limiting the extent of their ultimate net loss. Reinsuring loss exposures does not relieve Darwin from its primary obligation to policyholders. Darwin remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance arrangements. Darwin regularly evaluates the financial condition of its reinsurers to determine the collectibility of the reinsurance recoverables.

Reinsurance recoverables (including amounts related to claims incurred but not reported) and ceded unearned reinsurance premiums are reported as assets. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Ceded premiums are charged to income over the applicable terms of the various reinsurance contracts with third party reinsurers. Reinsurance contracts that do not result in a reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed and that do not provide for the transfer of significant insurance risk generally do not meet the conditions for reinsurance accounting and are accounted for as deposits. Darwin has no contracts with reinsurers that do not meet the risk transfer provisions of Statement of Financial Accounting Standards (SFAS) No. 113, *Accounting for Reinsurance* (SFAS No. 113).

(f) Deferred Insurance Acquisition Costs

Insurance acquisition costs that vary with, and are directly related to, the production of premiums (principally commissions, premium taxes, and certain underwriting salaries) are deferred. Deferred insurance acquisition costs are amortized to expense as the related premiums are earned. Deferred insurance acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Future investment income attributable to the related premiums is taken into account in measuring the recoverability of the carrying value of this asset. All other acquisition costs are charged to expense as incurred.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

(g) Property and Equipment

Property and equipment are recorded at cost and depreciated over the asset's estimated useful life on a straight-line basis using a mid-year convention. Useful lives for depreciation purposes are as follows:

Computer equipment	3 years
Computer software	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or life of lease

Improvements that extend the life of a specific asset are capitalized, while normal repair and maintenance costs are expensed as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation accounts are removed from the balance sheet, with the resulting gain or loss being included in the consolidated statement of operations.

(h) Intangible Assets

Darwin recognized intangible assets in connection with the acquisitions of DNA and Darwin Select. Darwin accounts for intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). Management has determined that these intangible assets have an indefinite life.

SFAS No. 142 requires that intangible assets with indefinite useful lives be capitalized and tested for impairment at least annually. An annual assessment is performed by Darwin to evaluate the continued recoverability of the intangible asset balance.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

From its inception, up until the time of our initial public offering on May 19, 2006, Darwin filed a consolidated federal income tax return with its ultimate parent, Alleghany. Each of the entities included in the consolidated financial statements was subject to a tax sharing agreement. The provisions of these agreements required each of the entities (together with the subsidiaries of that entity) to make payments to its immediate parent for the federal income tax imposed on its taxable income in a manner consistent with filing a separate federal income tax return (but subject to certain limitations that are applied to the Alleghany consolidated group as a whole). Darwin is required to file its own consolidated federal income tax return for the period May 19, 2006 through December 31, 2006 and for periods thereafter, and thus, the tax sharing agreement between DPUI and Alleghany was cancelled on May 18, 2006. Alleghany has informed Darwin that it will include the Darwin results from January 1, 2006 through May 18, 2006 in the Alleghany December 31, 2006 consolidated tax return.

(j) Loss and Loss Adjustment Expense Reserves

The loss and loss adjustment expense (LAE) reserves represent the estimated ultimate cost of all reported and unreported losses and LAE incurred and unpaid on direct and assumed business at the balance sheet date. Loss and LAE reserves include: (1) case reserves, that are the accumulation of individual estimates for claims reported prior to the close of the accounting period; (2) estimates for incurred but not reported claims based on industry experience modified for current trends; and (3) estimates of expenses for investigating and settling claims based on industry experience. The liabilities recorded are based on estimates resulting from a continuous review process, and differences between estimates and ultimate payments are reflected in expense for the period in which the estimates are changed. The Company has estimated no subrogation recoveries in its determination of loss reserves due to the lack of any significant recoveries to date.

(k) Comprehensive Income (Loss)

The Company reports and presents comprehensive income (loss) in accordance with SFAS No. 130, *Reporting Comprehensive Income,* which establishes standards for reporting and display of comprehensive income or loss and its components in financial statements. The objective of the statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period. The Company's other comprehensive income or loss arise from unrealized gains and losses, net of tax effects, on investment securities categorized as available-for-sale. The Company has elected to display comprehensive income (loss) as a component of the consolidated statements of changes in stockholders' equity and comprehensive income (loss), with additional disclosure in a comprehensive income footnote.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

(l) Segments
In accordance with SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information,* the financial information of the segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Management organizes the business around the specialty liability insurance produced through brokers, agents and program administrators. Darwin's specialty liability insurance operations comprise one business segment.

(m) Estimates
The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and claims and expenses during the reporting period. Actual results could differ from those estimates.

(n) Statutory Accounting Practices
DNA, domiciled in Delaware, and Darwin Select, domiciled in Arkansas, prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of the state of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company is not currently utilizing any permitted statutory accounting practices in the preparation of its statutory financial statements.

(o) Reclassification
Certain prior year amounts have been reclassified to conform to the 2006 presentation.

(p) Recent Accounting Standards
Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment* (SFAS No. 123(R)) using a modified prospective method. SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value based measurement method in accounting generally for all share-based payment transactions with employees. Under this application, Darwin records compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company did not recognize any share-based compensation expense as a result of the adoption of SFAS No. 123(R) for periods prior to January 1, 2006. Prior to January 1, 2006, the Company's share-based grants were restricted shares under the 2003 Restricted Stock Plan that had a nominal fair value at the date of grant. Darwin did not have any stock option or other share-based awards prior to January 1, 2006. The effect of SFAS No. 123(R) on the Company's financial position as of December 31, 2006 and results of operation for the year ended December 31, 2006 are presented in Note (12), Stock-Based Compensation.

The Securities and Exchange Commission released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements in Quantifying Missatatements in Current Year Financial Statements* (SAB 108) in September 2006. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current period misstatement. In addition, upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of immaterial errors relating to prior years in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. The Company has adopted SAB 108 for the year ending December 31, 2006. The adoption of SAB 108 did not have any impact on the Company's financial condition or results of operations.

In September 2005, the Accounting Standards Executive Committee issued Statement of Position 05-01, *Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts* (SOP 05-01). SOP 05-01 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment. SOP 05-01 defines internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature of coverage within a contract. SOP 05-01 is effective in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company intends to adopt SOP 05-01 in the first quarter of 2007. The Company does not anticipate that SOP 05-01 will have a material impact on its operations or financial condition.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155 (SFAS No. 155), *Accounting for Certain Hybrid Instruments, an amendment to FASB Statement No. 133 and 140.* This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company intends to adopt SFAS No. 155 in the first quarter of 2007. The Company does not anticipate that SFAS 155 will have a material impact on its results of operations or financial condition.

In July 2006, FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* The Interpretation clarifies the accounting for income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt the provisions of this Interpretation in the first quarter of 2007 and does not anticipate that it will have a material impact on the Company's financial condition or results of operations.

In September 2006, SFAS issued Statement No. 157, *Fair Value Measurements.* This Statement provides guidance for using fair value to measure assets and liabilities. The Standard does not expand the use of fair value in any new circumstances. The Standard is effective for financial statements prepared for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate that this Statement will have a material impact on its financial condition or results of operations.

3. PURCHASE ACCOUNTING

On May 2, 2005, DNA purchased all the issued and outstanding shares of Ulico Indemnity Company (Ulico Indemnity) for initial consideration of $25,668, which included acquisition costs of $428. Subsequent to the purchase, Ulico Indemnity was renamed Darwin Select Insurance Company. The acquisition of Darwin Select was accounted for as a purchase in accordance with FASB Statement No. 141, *Business Combinations.* Assets and liabilities acquired were recorded at their estimated fair value as of the acquisition date. Included in the assets acquired is an indefinite lived intangible asset of $3,387 for the fair value of Darwin Select's state insurance license and excess and surplus authorizations. In January, 2006, Darwin made an additional contingent payment in the amount of $213, in connection with a joint tax election, which increased the intangible asset to $3,600 as of December 31, 2006.

The following is a condensed balance sheet as of May 2, 2005 disclosing the amount assigned to each major asset and liability of Darwin Select:

	Pre-Acquisition	Acquisition Adjustment	Post-Acquisition
Assets:			
Debt securities	$22,026	$ –	$22,026
Cash	93	–	93
Intangible assets – licenses	–	3,600	3,600
Reinsurance recoverable on paid and unpaid losses	6,693	–	6,693
Other assets	162	–	162
Total assets	$28,974	$ 3,600	$32,574
Liabilities:			
Loss and loss adjustment expense reserves	$ 6,693	$ –	$ 6,693
Stockholders' Equity:			
Common stock	4,200	–	4,200
Additional paid-in capital	13,755	7,926	21,681
Retained earnings (deficit)	4,326	(4,326)	–
Total stockholders' equity	22,281	3,600	25,881
Total liabilities and stockholders' equity	$28,974	$ 3,600	$32,574

In connection with the acquisition of Darwin Select, the seller, Ulico Casualty Company (Ulico Casualty), contractually reinsured all of the business written on policies of Darwin Select prior to the sale. Darwin Select recorded reinsurance recoverables in the amount of $6,693 and transferred to Ulico Casualty cash in the same amount, representing reserves for the unpaid losses and LAE. At December 31, 2006, the reinsurance recoverable amount was $1,529. The reinsurance recoverable from Ulico Casualty is fully collateralized by a trust agreement escrow fund. The trust fund balance was approximately $3,000 as of December 31, 2006. The escrow fund may only be drawn down by Darwin Select and is available for the settlement of reinsurance recoveries in the event of non-payment by Ulico Casualty. In addition, Ulico Casualty has indemnified DNA and Darwin Select against all liabilities arising out of the operations of Darwin Select prior to the date of acquisition. ULLICO Inc., the parent company of Ulico Casualty, has guaranteed the performance by Ulico Casualty of its indemnification obligations and of its obligations under the reinsurance agreement and the trust agreement.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

On May 3, 2004, Darwin Group purchased all the issued and outstanding shares of US Aegis Energy Insurance Company (US Aegis) from Aegis Holding, Inc., a subsidiary of Associated Electric & Gas Insurance Services Limited (AEGIS) for total consideration of $20,792, which included acquisition costs of $455. Subsequent to the purchase, US Aegis was renamed Darwin National Assurance Company. The acquisition was accounted for as a purchase. Assets and liabilities acquired were recorded at their estimated fair value as of the acquisition date. Included in the assets acquired is an indefinite lived intangible asset of $3,706 for the fair value of DNA's state insurance licenses. In connection with the acquisition, AEGIS agreed to indemnify Darwin Group and DNA against liabilities arising out of the operations of DNA prior to the closing of the acquisition.

An annual assessment was performed by Darwin to evaluate the continued recoverability of the intangible asset balance. The Company did not recognize any impairment of intangibles during fiscal years ended December 31, 2006, 2005, and 2004.

4. INVESTMENTS

The amortized cost and estimated fair value of fixed maturities at December 31, 2006 and 2005 are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2006				
Type of investment				
U.S. Government bonds	**$ 22,349**	**$ 50**	**$ (160)**	**$ 22,239**
State and municipal bonds	**127,960**	**1,900**	**(117)**	**129,743**
Mortgage/asset-backed securities	**106,473**	**411**	**(269)**	**106,615**
Corporate bonds and notes	**71,419**	**138**	**(308)**	**71,249**
Total fixed maturities	**$ 328,201**	**$ 2,499**	**$ (854)**	**$ 329,846**
2005				
Type of investment				
U.S. Government bonds	$ 16,163	$ –	$ (231)	$ 15,932
State and municipal bonds	30,686	342	(28)	31,000
Mortgage/asset-backed securities	39,233	70	(99)	39,204
Corporate bonds and notes	34,750	51	(167)	34,634
Total fixed maturities	$ 120,832	$ 463	$ (525)	$ 120,770

The amortized cost and estimated fair value of fixed maturities at December 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	**$ 7,180**	**$ 7,106**
Due after one year through five years	**67,650**	**67,565**
Due after five years through ten years	**32,070**	**32,003**
Due after ten years	**114,828**	**116,557**
Mortgage/asset-backed securities	**106,473**	**106,615**
Total	**$ 328,201**	**$ 329,846**

An investment in a fixed maturity which is available-for-sale is impaired if its fair value falls below its book value, and the decline is considered to be other-than-temporary. Darwin's assessment of a decline in fair value includes its current judgment as to the financial position and future prospects of the issuing entity of the security, the length of time and extent to which fair value has been below cost, and Darwin's ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

The following table summarizes, for all fixed maturity securities in an unrealized loss position at December 31, 2006, the aggregate fair value, and the gross unrealized loss by length of time such securities have continuously been in an unrealized loss position:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Type of investment						
U.S. Government bonds	$ 390	$ (9)	$ 9,145	$ (151)	$ 9,535	$ (160)
State and municipal bonds	18,543	(87)	1,917	(30)	20,460	(117)
Mortgage/asset-backed securities	49,799	(235)	1,631	(34)	51,430	(269)
Corporate bonds and notes	34,172	(234)	4,156	(74)	38,328	(308)
Total fixed maturities	$ 102,904	$ (565)	$ 16,849	$ (289)	$ 119,753	$ (854)

The majority of the unrealized losses on fixed maturity securities are interest rate related. Each of the fixed maturity securities with an unrealized loss at December 31, 2006 has a fair value that is greater than 96.4% of its amortized cost. Of the 22 securities that have been in an unrealized loss position for longer than 12 months, 7 are U.S. Treasury securities and each of the remaining other than *U.S. Treasury* securities has a fair value that is greater than 97.7% of its amortized cost. None of the fixed maturity securities with unrealized losses have ever missed, or been delinquent on, a scheduled principal or interest payment, and none are rated below investment grade. As of December 31, 2006 and 2005, no securities are considered to be other-than-temporarily impaired.

Realized gains (losses) and change in unrealized gains (losses) on fixed maturity investments for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
Realized gains (losses)			
Gross gains	$ 38	$ 1	$ 1
Gross losses	(26)	(177)	–
Net realized gains (losses)	$ 12	$ (176)	$ 1
Change in unrealized gains (losses)	$ 1,707	$ (51)	$ (11)
Less effect of tax	(631)	19	4
Change in net unrealized gains (losses)	$ 1,076	$ (32)	$ (7)

Following is a summary of cumulative unrealized gains (losses) on fixed maturity investments at December 31, 2006 and 2005:

	2006	2005
Unrealized gains (losses)		
Gross unrealized gains	$ 2,499	$ 463
Gross unrealized losses	(854)	(525)
Unrealized gains (losses)	1,645	(62)
Less effect of tax	(608)	(23)
Net unrealized gains (losses)	$ 1,037	$ (39)

Investment income by category for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004
Fixed maturities	$ 11,776	$ 4,088	$ 663
Short-term	5,302	985	328
Gross investment income	17,078	5,073	991
Investment expenses	636	153	42
Net investment income	$ 16,442	$ 4,920	$ 949

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

The fair value of securities on deposit with insurance regulators in accordance with statutory requirements was $11,983 and $11,859 at December 31, 2006 and 2005, respectively. As discussed in Note (5), Reinsurance, the Company has established trusts to collateralize the reinsurance obligations to the Capitol Companies. The investments held in the trusts had a fair value of $217,190 as of December 31, 2006 and are included in the total investments on the consolidated balance sheets. Darwin retains ownership rights to the investments held in trust and the investment income continues to accrue to the Company. In addition, Darwin has authority to substitute similar assets without prior notification to the Capitol Companies.

5. REINSURANCE

(a) Ceded

Darwin purchases third party reinsurance coverage for substantially all of its lines of business. These arrangements provide for greater diversification of business, allow Darwin to control exposure to potential losses arising from large risks, and provide additional capacity for growth. The specific reinsurance coverages are tailored to the specific risk characteristics of each class of business and Darwin's retained amount varies by type of coverage. Given the nature of the loss exposure of Darwin's lines of business, Darwin generally purchases excess of loss treaty reinsurance to mitigate the volatility of our book of business by limiting exposure to frequency and severity of losses.

The Company purchases both fixed and variable cost excess of loss reinsurance. Darwin purchases fixed cost excess of loss reinsurance, where a fixed percentage of premiums are ceded to reinsurers depending upon the policy limits written and the losses recoverable are determined based upon a fixed percentage of losses incurred.

Part of the Company's current excess of loss reinsurance program is structured on a variable cost basis, which enables it to retain a greater portion of premium if our ultimate loss ratio is lower than an initial provisional loss ratio set out in the reinsurance contract. For these contracts, the ultimate ceded premium earned on these treaties is determined by the loss ratio on the business subject to the reinsurance treaty. If the expected ultimate loss ratio increases or decreases from the level currently estimated, the ceded premiums and losses recoverable from the reinsurers will also increase or decrease relationally within a minimum and maximum range for ceded premium and subject to a loss ratio cap for losses recoverable. Until such time as the ceded premium reaches the maximum rate stated within the terms of the contract, ceded premium paid to the reinsurers will be in excess of the amount of any losses recoverable from reinsurers. After the ceded premium incurred reaches the maximum rate stated in the contracts, losses incurred covered by the contract are recoverable from reinsurers up to a loss ratio cap, without any required additional ceded premium payment. The loss ratio caps in these variable rated contracts vary from 225% to 400% of the maximum rate of ceded premium payable stated within the terms of the contracts. As a result, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceded premiums and losses recoverable from reinsurers on these contracts.

In connection with the acquisition of Darwin Select, Darwin recorded ceded reinsurance recoverables and corresponding direct loss and LAE reserves in the amount of $6,693. At December 31, 2006 and December 31, 2005, such amounts were $1,529 and $1,637, respectively, which were collateralized by a trust fund. The trust fund balance was approximately $3,000 as of December 31, 2006.

Reinsurance recoverables on paid and unpaid losses at December 31, 2006 and 2005 consist of the following:

	2006	2005
Reinsurance recoverable on paid losses	**$ 113**	$ 31
Ceded outstanding case losses and LAE	**5,904**	463
Ceded outstanding IBNR losses and LAE	**90,354**	50,766
Reinsurance recoverable on paid and unpaid losses	**$96,371**	$51,260

At December 31, 2006, the largest concentration of reinsurance recoverable on paid and unpaid losses was due from Transatlantic Reinsurance Company for $23,299 or 24.2% of the total, with an A.M. Best rating of A+ (superior) for its financial strength. As of December 31, 2006, approximately 99.9% or $96,299 of Darwin's gross reinsurance recoverables is with reinsurers with an A.M. Best rating of A (excellent) or higher for financial strength or collateralized either by an irrevocable letter of credit or by an escrow fund under a trust agreement. The remaining $72 reinsurance recoverable is due from a reinsurer with an A.M. Best rating of B+ (good). Darwin has no allowance for uncollectible reinsurance as of December 31, 2006 or December 31, 2005.

Reinsurance contracts do not relieve Darwin from its obligations to policyholders. Darwin remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. Darwin regularly evaluates the financial condition of its reinsurers to determine the collectibility of the reinsurance recoverables. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

(b) Reinsurance Ceded and Assumed with the Capitol Companies

On July 1, 2004, Darwin Group, through its subsidiary DNA, entered into inter-company reinsurance agreements with each of the Capitol Companies, whereby any of the business produced by DPUI and written on polices of the Capitol Companies would be 100% assumed by DNA ("the 100% reinsurance agreement"). DNA then retroceded a portion to external reinsurers and 90% of the remaining balance, including direct business written by DNA, net of cessions to external reinsurers ("the 90% retrocession agreement"), to Capitol Indemnity Corporation.

As disclosed in Note 1(b), effective October 1, 2005, Darwin Group, through its subsidiary DNA, commuted the 90% retrocession agreement with Capitol Indemnity Corporation. The 100% reinsurance agreement between the Capitol Companies and DNA remains in effect for all business produced by DPUI and written on policies of the Capitol Companies.

In addition, Darwin Group, through its subsidiary DNA, entered into a loss portfolio transfer agreement, also effective as of October 1, 2005, whereby all of the outstanding loss and LAE reserves on the business produced by DPUI and written on policies of the Capitol Companies prior to July 1, 2004 were assumed by DNA. In exchange for assuming these outstanding loss and LAE reserves and related reinsurance recoverables on paid and unpaid losses, Darwin received cash. Under the agreement, to the extent that the Capitol Companies experience additional incurred losses, if any, related to the transferred loss portfolio, DNA will pay those additional amounts as they are recorded. The Capitol Companies have not experienced any additional losses under the agreement for the years ending December 31, 2006 and December 31, 2005.

The commutation and loss portfolio transfer transactions did not result in any gain or loss for DNA or the Capitol Companies. The overall effect of these arrangements was to transfer all of the business produced by DPUI and written on policies of the Capitol Companies, along with the corresponding assets, liabilities and related cash to Darwin Group's subsidiary DNA. At the time of the transaction, DNA and the Capitol Companies were under common control by Alleghany. As described in Note 1(b), the consolidated financial statements give retroactive effect to this transfer as a transaction between entities under common control, with all periods presented as if the transferred business had always been part of Darwin. The following table shows the balance sheet effects of these transactions on each company:

	As of December 31, 2005			
Balance Sheet	Capitol Companies	DNA	DPUI	Combined
Assets:				
Cash and investments	$(88,752)	$88,752	$ –	$ –
Reinsurance recoverable on paid and unpaid losses	7,253	(7,253)	–	–
Deferred insurance acquisition costs	(17,919)	16,924	995	–
Affiliate receivable (payable)	4,619	(3,624)	(995)	–
Total assets	$(94,799)	$94,799	$ –	$ –
Liabilities and Stockholders' Equity:				
Loss and LAE reserves	$(54,151)	$54,151	$ –	$ –
Unearned premium reserves	(40,648)	40,648	–	–
Total liabilities	(94,799)	94,799	–	–
Total stockholders' equity	–	–	–	–
Total liabilities and stockholders' equity	$(94,799)	$94,799	$ –	$ –

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

(c) Reinsurance Effect on Operations

Net premiums written, net premiums earned, and net losses and LAE incurred included reinsurance activity for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
Net Premiums Written:			
Direct premiums written	**$179,776**	$ 23,354	$ 2,451
Assumed premiums written – Capitol Companies	**65,763**	142,470	98,004
Assumed premiums written	**713**	–	–
Ceded premiums written	**(89,248)**	(65,174)	(29,955)
Net premiums written	**$ 157,004**	$100,650	$ 70,500
Net Premiums Earned:			
Direct premiums earned	**$ 101,615**	$ 11,021	$ 324
Assumed premiums earned – Capitol Companies	**108,684**	120,799	64,648
Assumed premiums earned	**436**	–	–
Ceded premiums earned	**(78,357)**	(47,122)	(18,880)
Net premiums earned	**$132,378**	$ 84,698	$ 46,092
Net Losses and LAE Incurred:			
Direct losses and LAE incurred	**$ 68,073**	$ 11,400	$ 220
Assumed losses and LAE incurred – Capitol Companies	**65,531**	84,856	43,988
Assumed losses and LAE incurred	**290**	–	–
Ceded losses and LAE incurred	**(45,275)**	(37,650)	(14,580)
Net losses and LAE incurred	**$ 88,619**	$ 58,606	$ 29,628

The net premiums written table above includes our gross premiums written on the policies of Capitol Companies (Assumed premiums written – Capitol Companies), as well as gross premiums written directly on DNA and Darwin Select (Direct premiums written). Since each of our insurance company subsidiaries obtained its own A.M. Best rating of "A-" (Excellent) in November 2005, whenever possible, DPUI has written coverage on policies issued by DNA or Darwin Select. However, our insurance company subsidiaries are not currently licensed (in the case of our admitted carrier DNA) or eligible to write business on a surplus lines basis (in the case of Darwin Select) in all U.S. jurisdictions, and DNA does not yet have in place all rate and form filings required to write insurance business in every jurisdiction where it is licensed. In addition, the Capitol Companies have A.M. Best ratings of "A" (Excellent), and we believe that insureds in certain classes of our business (primarily public D&O) require policies issued by an insurer with an A.M. Best rating of "A" (Excellent). Consequently, although we expect to write the majority of our future business on policies of our insurance company subsidiaries, we continue to depend upon the Capitol Companies to write policies for a portion of the business produced by DPUI. For the years ended December 31, 2006, 2005, and 2004, we wrote $65,763, $142,470, and $98,004, respectively, of gross premiums through our arrangement with the Capitol Companies, representing 26.7%, 85.9%, and 97.6%, respectively, of the total gross premiums produced by DPUI.

In September 2006, the Company established three reinsurance security trusts with sufficient assets to adequately collateralize the reinsurance obligations to the Capitol Companies for the amounts assumed by Darwin. The trust balances are adjusted on a quarterly basis to ensure that the assets held in trust are sufficient to meet Darwin's obligations to the Capitol Companies pertaining to the reinsurance agreements between the Capitol Companies and Darwin. Darwin retains all investment income earned by the trusts. The investments held in the trusts had a market value of $217,190 as of December 31, 2006 and are included in the total investments on the consolidated balance sheets.

6. DEFERRED INSURANCE ACQUISITION COSTS

An analysis of deferred insurance acquisition costs at December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004
Balance at beginning of the year	**$ 7,603**	$ 5,960	$ 2,662
Insurance acquisition costs deferred:			
Commissions and brokerage expenses	**16,045**	10,078	9,410
Other underwriting, acquisition and operating expenses	**4,679**	3,652	1,878
	20,724	13,730	11,288
Amortization of insurance acquisition costs	**(15,603)**	(12,087)	(7,990)
Net change for year	**5,121**	1,643	3,298
Balance at end of the year	**$ 12,724**	$ 7,603	$ 5,960

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2006 and 2005 consists of the following:

	2006	2005
Computer hardware and software	**$ 2,246**	$1,791
Furniture and fixtures	**548**	438
Leasehold improvements	**301**	250
Property and equipment, at cost	**3,095**	2,479
Accumulated depreciation	**(1,200)**	(599)
Property and equipment, net	**$ 1,895**	$1,880

Depreciation was $601, $422 and $165 for the years ended December 31, 2006, 2005, and 2004, respectively.

8. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

The following table provides a reconciliation of the beginning and ending loss and LAE reserves, net of reinsurance, at December 31, 2006, 2005, and 2004:

	2006	2005	2004
Gross reserves balance at January 1,	**$ 138,404**	$ 47,207	$ 3,485
Less reinsurance recoverables on unpaid losses	**(51,229)**	(15,572)	(990)
Net reserves balance at January 1,	**87,175**	31,635	2,495
Add acquired gross reserves	**–**	6,693	–
Less reinsured acquired gross reserves	**–**	(6,693)	–
Net reserve balance	**87,175**	31,635	2,495
Incurred losses and LAE, net of reinsurance, related to:			
Current period	**90,879**	58,640	29,628
Prior periods	**(2,260)**	(34)	–
Total incurred	**88,619**	58,606	29,628
Paid losses and LAE, net of reinsurance, related to:			
Current period	**2,272**	1,284	438
Prior periods	**6,231**	1,782	50
Total paid	**8,503**	3,066	488
Net reserve balance at December 31	**167,291**	87,175	31,635
Plus reinsurance recoverables on unpaid losses	**96,258**	51,229	15,572
Gross reserves balance at December 31	**$263,549**	$ 138,404	$ 47,207

Darwin continually reviews its loss and LAE reserves and the related reinsurance recoverables. Differences between estimates and ultimate payments are reflected in expense for the period in which the estimates are changed. The actuarial estimates are based on industry claim experience and our own experience and consider current claim trends and premium volume, as well as social and economic conditions. While Darwin has recorded its best estimate of loss and LAE reserves as of December 31, 2006, 2005 and 2004, it is possible these estimates may materially change in the future.

Losses and LAE incurred have increased over the prior years due to the expected losses on the increased premiums earned, offset by actual and anticipated reinsurance recoveries (including a provision for recoveries on incurred but not reported losses) on the expected losses. The increase in gross and net loss and LAE reserves primarily reflects increased net premiums earned for all lines of business and limited paid loss activity for the current and prior accident years. These increases are offset by a reduction in prior year losses and LAE incurred of $2,260 for the year ending December 31, 2006 due to net favorable development on loss and LAE reserves recorded for accident years 2004 and 2003. Loss and LAE emergence on the 2004 and 2003 accident years has been more favorable than anticipated when the original gross and net loss reserves were established. For the year ending December 31, 2005, gross reserves also increased due to the acquisition of Darwin Select. At the time of acquisition, Darwin Select had outstanding gross loss and LAE reserves of $6,693, that are 100% reinsured by the seller and are collateralized by a trust fund. As of December 31, 2006, $1,529 in gross loss and LAE reserves pertaining to the seller of Darwin Select remained outstanding. The loss and LAE reserve increases for 2005 are offset by a reduction in prior year losses and LAE incurred of $34 due to net favorable development on loss and LAE reserves recorded for accident years 2004 and 2003. Loss and LAE emergence on the 2004 and 2003 accident year has been more favorable than anticipated when the original gross and net loss reserves were established.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

9. INCOME TAXES

From its inception, up until the time of its initial public offering on May 19, 2006, Darwin filed a consolidated federal income tax return with its ultimate parent, Alleghany. Each of the entities included in the consolidated financial statements was subject to a tax sharing agreement. The provisions of these agreements required each of the entities (together with the subsidiaries of that entity) to make payments to its immediate parent for the federal income tax imposed on its taxable income in a manner consistent with filing a separate federal income tax return (but subject to certain limitations that are applied to the Alleghany consolidated group as a whole). Darwin is required to file its own consolidated federal income tax return for the period May 19, 2006 through December 31, 2006 and subsequent periods. Thus, the tax sharing agreement between DPUI and Alleghany was cancelled on May 18, 2006. Alleghany has informed the Company that it will include the Darwin results from January 1, 2006 through May 18, 2006 in the Alleghany December 31, 2006 consolidated tax return.

With respect to the calculation of income taxes and the related balance sheet impacts, Darwin has consistently applied the same policies throughout 2006 and during each of the tax filing periods noted above. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Federal tax payments of $2,707, $3,785, and $2,877 were made by Darwin to Alleghany during 2006, 2005 and 2004, respectively. Darwin also made federal tax payments of $5,575 to the Internal Revenue Service for the tax period after the initial public offering during 2006. The Company files separate state franchise and premium tax returns, as applicable. The components of current and deferred income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Current expense:			
Federal expense	**$ 9,458**	$ 5,017	$ 2,022
State expense	**906**	772	662
Total current expense	**10,364**	5,789	2,684
Deferred benefit:			
Federal deferred benefit	**(2,786)**	(2,967)	(2,078)
State deferred benefit	**(292)**	(546)	(532)
Total deferred benefit	**(3,078)**	(3,513)	(2,610)
Income tax expense	**$ 7,286**	$ 2,276	$ 74

Income tax expense (benefit), as reflected in the statements of operations, differed from the statutory federal income tax rate for the years ended December 31, 2006, 2005 and 2004 as follows:

	2006		2005		2004	
	Dollars	**Percent**	Dollars	Percent	Dollars	Percent
Federal income tax and rate	**$ 8,138**	**35.0%**	$2,094	35.0%	$ 43	35.0%
Tax effect of:						
Municipal bond income, net of proration	**(1,275)**	**(5.5)%**	(181)	(3.0)%	(40)	(32.4)%
State income taxes, net of federal effect	**399**	**1.7%**	203	3.4%	77	63.1%
Other	**(11)**	**–**	119	2.0%	–	–
Nondeductible expenses	**35**	**0.1%**	68	1.1%	10	8.3%
Changes in estimate of future year taxes	**–**	**–**	(27)	(0.5)%	(17)	(13.4)%
Effective income tax and rate	**$ 7,286**	**31.3%**	$2,276	38.0%	$ 74	60.6%

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant components of the deferred tax assets and liabilities at December 31, 2006 and December 31, 2005 are as follows:

	2006	2005
Deferred tax assets:		
Discounting of loss and LAE reserves	**$ 6,736**	$ 4,144
Unearned premium reserves	**5,842**	4,022
Accrued expenses	**1,192**	880
Stock-based compensation expenses	**392**	–
Allowance for doubtful accounts	**30**	20
Other	**46**	51
Net operating losses, recoverable from Alleghany	**–**	142
Net unrealized losses on investment securities	**–**	23
Total deferred tax assets	**14,238**	9,282
Deferred tax liabilities:		
Deferred insurance acquisition costs	**4,274**	2,341
Tax depreciation adjustment	**253**	452
Purchase licenses and fees	**383**	211
Net unrealized gains on investment securities	**608**	–
Total deferred tax liabilities	**5,518**	3,004
Net deferred tax	**$ 8,720**	$ 6,278

At December 31, 2005, $142 of Darwin's total deferred tax asset was due to net operating losses created on a separate return basis consistent with the tax sharing agreements. The Company utilized all of these net operating losses to reduce the liability of the entities included in the consolidated financial statements to Alleghany for federal income tax on the Company's taxable income for periods prior to the initial public offering. The Company did not have any deferred tax asset due to net operating losses as of December 31, 2006.

Darwin regularly assesses the recoverability of its deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the Company's assessments of recoverability, Darwin did not recognize any valuation allowance during fiscal years ended December 31, 2006, 2005, and 2004.

10. PREFERRED STOCK

In 2003, in connection with the formation of the Company, DPUI entered into a subscription agreement with AIHL, whereby AIHL agreed to purchase up to 400,000 shares of Series A Preferred Stock of DPUI for total proceeds of $8,000. At December 31, 2005, 105,300 shares of Series A Preferred Stock had been issued. Effective as of January 1, 2006, the 6,600,000 shares of common stock of DPUI held by AIHL were exchanged for 9,560 additional shares of Series A Preferred Stock of DPUI, increasing the total shares of Series A Preferred Stock issued and outstanding to 114,860 with an aggregate liquidation preference of $2,297. The additional number of shares of Series A Preferred Stock issued was determined on the basis of the December 31, 2005 book value of shares of common stock of DPUI held by AIHL. The shares of Series A Preferred Stock were conditionally redeemable for cash and, in accordance with Emerging Issues Task Force (EITF) Abstract D-98: *Classification and Measurement of Redeemable Securities* (EITF D-98), were classified outside of permanent equity as of December 31, 2005. All outstanding shares of Series A Preferred Stock were redeemed in connection with the initial public offering.

In connection with the Company's reorganization as of January 1, 2006, the shares of common stock of Darwin Group held by AIHL were exchanged for 197,178 shares of Series B Convertible Preferred Stock of DPUI (the parent company after the reorganization). The total number of shares of Series B Convertible Preferred Stock issued was determined on the basis of the December 31, 2005 book value of the shares of common stock of Darwin Group held by AIHL.

On April 1, 2006, the Company declared a dividend of $2,465, calculated at 5.0% of the liquidation preference of the Series B Convertible Preferred Stock, in the form of Series C Preferred Stock to the holders of Series B Preferred Stock.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

In connection with the Company's initial public offering on May 19, 2006, the net proceeds of $86,288 were utilized to redeem all of the shares of Series A Preferred Stock at the aggregate liquidation preference of $2,297, and all of the shares of Series C Preferred Stock outstanding at the aggregate liquidation preference of $2,465 and to redeem 5,478,904 shares of the Series B Convertible Preferred Stock at a redemption price per share, on an as-converted basis, equal to the public offering price less underwriting costs. The remaining outstanding shares of the Series B Convertible Preferred Stock were converted into 9,371,096 shares of common stock. With the redemption or conversion of all the shares of Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Preferred Stock, no additional dividends are required or payable. In August 2006, the Company retired and eliminated the authorization of the Series A, Series B and Series C Preferred Stocks.

The following table provides for each series of preferred stock a reconciliation of the beginning and ending balances at December 31, 2006, 2005, and 2004:

	2006	2005	2004
Series A Preferred Stock:			
Balance at beginning of year	**$ 2,106**	$2,106	$2,106
Exchange of common stock for Series A Preferred Stock	**191**	–	–
Redemption of Series A Preferred Stock	**(2,297)**	–	–
Balance at end of year	**$ –**	$2,106	$2,106
Series B Convertible Preferred Stock:			
Balance at beginning of year	**$ –**	$ –	$ –
Exchange Darwin Group, Inc. common stock for Series B Convertible Preferred Stock	**197,178**	–	–
Redemption of Series B Convertible Preferred Stock	**(81,526)**	–	–
Conversion of Series B Convertible Preferred Stock to common stock	**(115,652)**	–	–
Balance at end of year	**$ –**	$ –	$ –
Series C Preferred Stock:			
Balance at beginning of year	**$ –**	$ –	$ –
Issuance of Series C Preferred Stock	**2,465**	–	–
Redemption of Series C Preferred Stock	**(2,465)**	–	–
Balance at end of year	**$ –**	$ –	$ –

In May 2006, the Company's Certificate of Incorporation was amended to authorize 10,000,000 shares of preferred stock, none of which have been issued. Board of Directors authorization is required for any issuance of these preferred shares.

11. CAPITAL STOCK

The Company's registration statement filed with the Securities and Exchange Commission for the purpose of making an initial public offering of common stock was effective on May 18, 2006 for the issuance of 5,217,391 shares of common stock at an initial offering price of $16.00 per share. Subsequently, the underwriters of the initial public offering exercised their over-allotment option in which an additional 782,609 shares of common stock were issued at the $16.00 initial public offering price. Gross proceeds from the sale of the 6,000,000 shares of common stock were $96,000. Total costs associated with the initial public offering included $6,720 of underwriting costs and $2,992 of offering expenses. Net proceeds from the offering, including the over-allotment option, after deducting underwriting costs and offering expenses were $86,288.

The net proceeds from the offering were used to redeem all of the shares of Series A Preferred Stock at the aggregate liquidation preference of $2,297 and all of the shares of Series C Convertible Preferred Stock at the aggregate liquidation preference of $2,465. The remaining proceeds of $81,526 were used to redeem a portion of the shares of Series B Convertible Preferred Stock at a redemption price per share, on an as-converted basis, equal to the public offering price less underwriting costs ($14.88 per share) or 5,478,904 shares of common stock on an as-converted basis. The remaining outstanding shares of the Series B Convertible Preferred Stock were converted into 9,371,096 shares of common stock. As a result of the foregoing, the net proceeds of the offering were used to reduce Alleghany's ownership in the Company to approximately 55%.

12. SHARE-BASED COMPENSATION

The Company has four share-based payment plans for employees and non-employee directors: the 2003 Restricted Stock Plan (as amended November 2005), the 2006 Stock Incentive Plan, the 2006 Employees' Restricted Stock Plan and the 2006 Stock and Unit Plan for Nonemployee Directors (Directors Plan), which are described below.

The Company granted shares under the plans at the time of the initial public offering on May 19, 2006, and has recorded for the year ended December 31, 2006 total share-based compensation expense of $984. During the period, a deferred tax benefit of $392 related to the stock-based compensation expense was recorded. DPUI did not incur any stock-based compensation expense for the years ended December 31, 2005 and 2004.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

(a) 2003 Restricted Stock Plan

The 2003 Restricted Stock Plan was adopted in July 2003 and was amended and restated in November 2005. The plan is intended to provide a means to attract, retain and motivate key employees with the granting of restricted stock. A maximum of 1,650,000 shares of common stock were reserved for issuance under the 2003 Restricted Stock Plan. The terms for awards of 1,546,875 restricted shares provide for vesting over a four-year period from the date of grant, with 50% of the restricted shares vesting on the third anniversary of the date of grant and the remaining 50% of the restricted shares vesting on the fourth anniversary of the date of grant. The terms for awards of the remaining 103,125 restricted shares provide for vesting over a three year period from the date of grant, with 50% of the restricted shares vesting on the second anniversary of the date of grant and the remaining 50% of the restricted shares vesting on the third anniversary of the date of grant. The total fair value of the shares when granted in 2003 was $9, which was equal to the par value of the shares at the date of grant.

In connection with the granting of restricted shares at the time of the initial public offering in May 2006, certain of the recipients received an additional cash payment calculated as a tax equalization payment ("tax gross up"). This tax gross up was paid to provide the recipients with a reduction in total tax expenses incurred or to be incurred in connection with the restricted share awards. The total amount of the tax gross up of $450 was expensed in May 2006, the period it was incurred and paid. The stock compensation expense for the restricted shares is based on the fair value when granted and is recognized ratably over the vesting period. For the year ended December 31, 2006, the Company's stock-based compensation expense for the 2003 Restricted Stock Plan was $444. The Company recorded $302 in additional paid-in capital for the excess tax benefit realized on the restricted stock shares vested.

Unvested 2003 Restricted Stock Plan grants outstanding at December 31, 2006, 2005, and 2004 and activity for the years are as follows:

	Year ended December 31,		
	2006	2005	2004
Unvested restricted shares outstanding at beginning of year	**1,505,625**	1,546,875	1,588,125
Granted	**144,375**	–	–
Vested	**(752,812)**	–	–
Forfeited	**–**	(41,250)	(41,250)
Unvested restricted shares at end of year	**897,188**	1,505,625	1,546,875

Of the 897,188 unvested restricted shares outstanding at December 31, 2006, 752,813 shares are scheduled to vest in 2007, 51,563 shares are scheduled to vest in 2008, 72,187 shares are scheduled to vest in 2008, and 20,625 are scheduled to vest in 2009.

(b) 2006 Stock Incentive Plan

The 2006 Stock Incentive Plan permits the Company to award a broad range of equity-based incentive compensation to key employees, including the types commonly known as restricted stock, stock options, stock appreciation rights and performance units, as well as any other types of equity-based incentive compensation awards. Under the terms of the plan, the exercise price of options and stock appreciation rights cannot be less than the fair market value of the common stock at the time of grant, and the term of options, stock appreciation rights and other awards under the 2006 Stock Incentive Plan cannot exceed ten years. In addition, the plan permits the award of cash payments as a part of, or in addition to, an equity-based award. A maximum of 850,000 shares of common stock may be issued to participants under the plan, up to a maximum of 127,500 shares of common stock granted to any individual participant in any calendar year, subject to anti-dilution and other adjustments in the case of certain events specified in the plan. The 2006 Stock Incentive Plan was adopted by the Board of Directors on May 17, 2006 and is subject to approval of the stockholders at the first annual meeting of shareholders following the initial public offering. If the shareholders do not approve the 2006 Stock Incentive Plan, the plan will terminate and all awards theretofore granted will be cancelled.

At the time of its initial public offering, the Company granted, under the terms of the 2006 Stock Incentive Plan, non-qualified stock options to purchase 170,060 shares of common stock to certain key employees at a price of $16.00 per share, the initial public offering price. The options are exercisable for ten years from the date of grant and vest at an annual rate of 25% on each anniversary of the grant date, provided that the option holder is still employed by DPUI. The fair value of the option grant was estimated at $6.64 per share on the date of the grant using the Black-Scholes option pricing model. The expected term is based on the vesting period "simplified" method or 6.25 years. The stock price volatility for the award was 30.4%, an estimate based on the average stock price volatility data for the expected term for similar property and casualty companies. The risk-free interest rate assumption is based on the 6.25 year U.S. Treasury note for the expected term, which was 5.18%. The Company does not anticipate paying dividends for any of the years.

Under the 2006 Stock Incentive Plan, on November 20, 2006, 4,816 restricted shares were granted to certain employees at a fair market value of $22.69 per share, the previous trading day closing price. The terms for the awards provide for vesting over a four-year period from the date of grant, with 50% of the restricted shares vesting on the third anniversary of the date of grant and the remaining 50% of the restricted shares vesting on the fourth anniversary of the date of grant.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

The Darwin 2006 Stock Incentive Plan stock option and restricted stock activity for the year ended December 31, 2006 and related outstanding shares at December 31, 2006 and 2005 are as follows:

	Year ended December 31, 2006			
	Stock Options		Restricted Stock	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Vesting Value
Outstanding at beginning of year	–		–	
Granted	**170,060**	**$ 16.00**	**4,816**	**$ 22.69**
Exercised or vested	–	–	–	–
Forfeited	**(6,054)**	**$ 16.00**	–	–
Outstanding at end of year	**164,006**	**$ 16.00**	**4,816**	**$ 22.69**

For the stock options, the compensation expense is based on the fair value at grant and is recognized on a straight line basis over the vesting period. The Company's compensation expense for the options was $169 for the year ended December 31, 2006. As of December 31, 2006, 164,006 options were outstanding with a weighted-average remaining contractual life of 9.4 years, the weighted average exercise price was $16.00 and none of the options were exercisable.

For the restricted stock, the Company's compensation expense for the restricted shares was $3 for the year ended December 31, 2006. As of December 31, 2006, 4,816 shares were outstanding and none were vested.

(c) 2006 Employees' Restricted Stock Plan

The 2006 Employees' Restricted Stock Plan, was adopted by the Board of Directors on May 17, 2006 to provide an opportunity for all employees of Darwin at the time of the initial public offering to be owners of common stock of Darwin. The Company granted an aggregate of 9,000 restricted shares of common stock under the 2006 Employees' Restricted Stock Plan to employees who are not executive officers based upon the employee's length of service with the Company. The restricted shares had a fair value of $16.00 per share, the initial public offering price. No additional awards will be made under the 2006 Employees' Restricted Stock Plan. Under the terms of the 2006 Employees' Restricted Stock Plan, each grant of restricted stock will be forfeited if the employee's employment with the Company is terminated before the third anniversary of the date of grant for any reason other than death or disability, and during that period, the restricted shares may not be sold, assigned, pledged or transferred to any person. The related stock based compensation expense is based on the fair value of the restricted shares when granted and is recognized ratably over the three year vesting period. For the year ended December 31, 2006, Company's stock based compensation expense for the plan was $29 and 190 shares were forfeited. As of December 31, 2006, 8,810 restricted shares were outstanding under the plan.

(d) Directors Plan

The Directors Plan for non-employee directors (defined as a director who is not either an employee of the Company or an employee of any of our affiliates including Alleghany) is designed to align their interest with the stockholders' interest through equity-based incentive compensation, including restricted stock and share unit accumulation. The Directors Plan provides for a maximum of 130,000 shares of common stock that may be issued to participants under the plan. As of December 31, 2006, the Company has made one restricted stock share award and one share unit award to non-employee directors.

Initial Public Offering Restricted Stock Grant – In connection with the Company's initial public offering, each non-employee director received a grant of 2,500 restricted shares of common stock based upon the initial public offering price of $16.00 per share upon the completion of the offering. The restricted stock vests at the time of the Company's next annual meeting of stockholders and will be forfeited if the non-employee director resigns from the Board of Directors prior to the first meeting of the Board of Directors following the anniversary of the date of grant of the restricted common stock, unless and to the extent that the vesting of shares of such restricted stock is accelerated upon determination of the Board of Dirrectors. The directors' compensation expense is based on the fair value of $16.00 per share and is being recognized on a straight line basis over an estimated twelve month vesting period from the Company's initial public offering on May 19, 2006. There was no forfeiture or vesting of shares during the year ending December 31, 2006. The directors' compensation expense for the restricted shares was $124 for the year ended December 31, 2006. As of December 31, 2006, 12,500 restricted shares were outstanding under the Directors Plan.

Annual Non-Employee Directors Share Unit Award – Annually, Darwin pays its non-employee directors board and committee fees in connection with their services to the Company. A minimum of 50% of all fees earned by a non-employee director are paid through the issuance of a number of share units which is equal to the number of shares of our common stock that could have been purchased with such fees, based upon the initial public offering price of $16.00 per share, in the case of the first determination of unit shares, and thereafter, based upon the closing price of the shares of common stock on the day after the annual meeting of stockholders. The share units are earned on a pro rata basis over the twelve month period between annual meetings. In addition to the 50% mandatory conversion, each non-employee director may elect

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

to have a total of 100% of his or her fees converted into share units. No shares of common stock are actually issued in connection with the award of share units, and the number of the share units is dependent upon the market value of the Company's shares of common stock. A non-employee director will receive distributions of shares in respect of share units following the expiration of five calendar years after the year in which the fees were originally converted into share units, or following termination of service on the Board of Directors, if earlier. On August 9, 2006 the Board of Directors voted to amend the Directors Plan's distribution provision so that each distribution in respect of share units will be made in shares of the Company's common stock.

For the 2006-2007 annual fee period, based upon the non-employee director's share unit award elections, a total of 16,719 share units were granted. The directors' fee expense for the share units is recognized as earned. As of December 31, 2006, 11,146 share units were deemed earned by the directors, resulting in directors' fee expense to Darwin of $215 for the year ended December 31, 2006.

13. EARNINGS PER SHARE

Net income available for common stockholders used in the year ended December 31, 2006 calculation of basic earnings per share reflects a reduction for $2,465 in dividends declared and paid in Series C Preferred Stock. The dividend has been added back for the year ended December 31, 2006 calculation of diluted earnings per share.

The weighted average common shares outstanding for the basic earnings per share reflects no common shares outstanding from January 1, 2006 to May 19, 2006, as all of the shares of common stock outstanding during that period were unvested restricted stock. The weighted average common shares outstanding for basic earnings per share for the year ended December 31, 2006 reflects the issuance of 6,000,000 common shares in connection with the Company's initial public offering and the conversion of the Series B Convertible Preferred Stock to 9,371,096 common shares on May 19, 2006. The weighted average common shares outstanding for basic earnings per share also reflect the vesting of 732,188 and 20,624 shares of restricted stock on July 28, 2006 and December 8, 2006, respectively.

The diluted earnings per share calculation for the year ended December 31, 2006 assumes the conversion of the Series B Convertible Preferred Stock into 14,850,000 shares of common stock for the period from January 1, 2006 to May 19, 2006, the date of the Company's initial public offering, and it reflects the actual shares outstanding, thereafter. The diluted earnings per share calculation for the year ended December 31, 2006 also assumes the dilutive effect of the outstanding unvested restricted stock, options and share units.

	Year Ended December 31,		
	2006	2005	2004
Net earnings	**$ 15,965**	$ 3,707	$ 48
Less dividend declared and paid on Series B Convertible Preferred Stock	**(2,465)**	–	–
Net earnings – numerator for basic earnings per share	**13,500**	3,707	48
Add dividend declared and paid on Series B Convertible Preferred Stock	**2,465**	–	–
Net earnings – numerator for diluted earnings per share	**$ 15,965**	$ 3,707	$ 48
Weighted average common shares outstanding – denominator for basic earnings per share	**9,770,268**	6,600,000	6,600,000
Effect of dilutive securities:			
Series B Convertible Preferred Stock	**5,711,538**	–	–
Restricted stock	**1,297,056**	1,519,370	1,567,500
Share units	**6,859**	–	–
Weighted average common shares outstanding – denominator for diluted earnings per share	**16,785,721**	8,119,370	8,167,500
Basic earnings per share	**$ 1.38**	$ 0.56	$ 0.01
Diluted earnings per share	**$ 0.95**	$ 0.46	$ 0.01

Year to date quarterly weighted average shares for options of 23,150 for the year ended December 31, 2006 not included in the computation of diluted earnings per share because the impact was anti-dilutive to the earnings per share calculation.

products differ, a pro rata allocation of reinsurance across each line of business [illegible] cost of reinsurance for the line of business. As a result, the net premiums written and earned may not be proportional to gross premiums written and earned. The following table presents the Company's three specialty liability products' gross premiums written and earned for the years ended December 31, 2006, 2005 and 2004.

14. COMPREHENSIVE INCOME

The Company's total comprehensive income was as follows:

	Year Ended December 31, 2006	2005	2004
	$ 15,965	$ 3,707	$ 48

Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

	Year Ended December 31, 2006	2005	2004
Gross premiums written:			
Directors and Officers	**$ 40,626**	$ 32,926	$ 24,453
Errors and Omissions	**111,039**	58,867	36,712
Medical Malpractice Liability	**94,587**	74,031	39,290
Total	**$ 246,252**	$ 165,824	$ 100,455
Gross premiums earned:			
Directors and Officers	**$ 37,993**	$ 28,444	$ 18,037
Errors and Omissions	**87,805**	46,231	25,527
Medical Malpractice Liability	**84,937**	57,145	21,408
Total	**$ 210,735**	$ 131,820	$ 64,972

22. STATUTORY REPORTING

The consolidated financial statements of Darwin have been prepared in accordance with U.S. generally accepted accounting principles, which differ in certain respects from accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). Statutory basis financial statements are filed with state insurance departments in all states in which DNA and Darwin Select are licensed or authorized. The consolidated statutory policyholders' surplus of DNA and Darwin Select was $183,921 and $173,583 at December 31, 2006 and 2005, respectively. For the years ending December 31, 2006, 2005, and 2004, the combined statutory net income (loss) of DNA and Darwin Select was $8,667, ($20,705), and ($1,098), respectively.

State insurance laws restrict the ability of our insurance company subsidiaries to declare dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer's surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Further, prior approval of the insurance department of its state of domicile is required before either of our insurance company subsidiaries can declare and pay an "extraordinary dividend" to us.

DNA is domiciled in Delaware. Under Delaware law, DNA may not pay an "extraordinary" dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Delaware ("Delaware Commissioner") has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, DNA must provide notice to the Delaware Commissioner of all dividends and other distributions to stockholders within five business days after declaration and at least ten days prior to payment. Since DNA does not have positive earned surplus at December 31, 2006, no ordinary dividend distribution can currently be paid by DNA to DPUI without prior approval from the Insurance Commissioner. DNA did not pay any dividends in 2006 or 2005. See Note (25), Subsequent Events.

Darwin Select is domiciled in Arkansas. Under Arkansas law, Darwin Select may not pay an "extraordinary" dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year-end or (ii) statutory net income less realized capital gains for such prior year, until thirty days after the Insurance Commissioner of the State of Arkansas ("Arkansas Commissioner") has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, Darwin Select must provide notice to the Arkansas Commissioner of all dividends and other distributions to shareholders within fifteen business days after the declaration thereof. Darwin Select could pay approximately $2,274 in dividends to DNA in 2007 without prior approval of the Commissioner. DNA would not be permitted to dividend this amount to DPUI without prior approval of the Delaware Insurance Commissioner. Darwin Select did not pay any dividends in 2006 or 2005.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

23. COMMITMENTS AND CONTINGENCIES

Darwin leases its office space. The lease is non-cancelable and expires December 31, 2011. Darwin also leases certain office equipment, including copiers, postage machines, and fax machines under operating leases with initial lease terms greater than one year.

At December 31, 2006, the future minimum lease payments during each of the next five years are as follows:

Fiscal year ending:	
2007	$ 613
2008	737
2009	747
2010	741
2011	613
2012 and thereafter	–
Total for all future years	$ 3,451

The total rent expense for operating leases for the years ended December 31, 2006, 2005, and 2004 were $654, $635, and $195, respectively.

Darwin is subject to routine legal proceedings in the normal course of operating our business. The Company is not involved in any legal proceeding which could reasonably be expected to have a material adverse effect on its business, results of operations or financial condition.

24. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following are summaries of the unaudited quarterly results of operations for 2006 and 2005:

	2006 Quarters				Total
	First	Second	Third	Fourth	2006 Year
Net earned premiums	$ 27,304	$ 31,954	$ 34,971	$ 38,149	$ 132,378
Net investment income	3,360	3,763	4,512	4,807	16,442
Realized investment gains (losses)	(10)	(3)	(11)	36	12
Total revenues	$ 30,654	$ 35,714	$ 39,472	$ 42,992	$ 148,832
Net earnings	$ 2,788	$ 3,377	$ 4,006	$ 5,794	$ 15,965
Earnings per share:					
Basic	$ –	$ 0.13	$ 0.25	$ 0.36	$ 1.38
Diluted	$ 0.17	$ 0.10	$ 0.23	$ 0.34	$ 0.95

The accumulated basic earnings per share by quarter will not equal the total 2006 year amount as the Company had no common shares outstanding from January 1, 2006 to May 19, 2006 (the date of the Company's initial public offering) due to the Company's exchange of its common stock for Series B Convertible Preferred Stock on January 1, 2006 and the subsequent conversion of the preferred stock to common stock at the time of the initial public offering. The accumulated diluted earnings per share by quarter will not equal the total 2006 year amount due to the anti-dilutive effect of the preferred stock dividend in the second quarter ended June 30, 2006 and to rounding.

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands, except per share amounts)

	2005 Quarters				Total
	First	Second	Third	Fourth	2005 Year
Net earned premiums	$ 18,744	$ 19,945	$ 21,948	$ 24,061	$ 84,698
Net investment income	632	931	1,197	2,160	4,920
Realized investment gains (losses)	(60)	–	–	(116)	(176)
Other income	–	–	–	14	14
Total revenues	$ 19,316	$ 20,876	$ 23,145	$ 26,119	$ 89,456
Net earnings	$ 424	$ 638	$ 862	$ 1,783	$ 3,707
Earnings per share:					
Basic	$ 0.05	$ 0.10	$ 0.13	$ 0.27	$ 0.56
Diluted	$ 0.03	$ 0.08	$ 0.11	$ 0.22	$ 0.46

The accumulated basic and diluted earnings per share by quarter will not equal the total 2005 year amounts due to rounding.

25. SUBSEQUENT EVENTS

On January 29, 2007, Darwin signed a commitment letter with JP Morgan Securities for a $25,000 revolving credit facility. The credit facility is for a three year term and allows Darwin to draw down up to $25,000 for general corporate purposes and for use in strategic merger and acquisition transactions. The cost of funds drawn down would be at an annual interest rate of LIBOR + 112.5 basis points. The credit facility also has a commitment fee of 0.25% per annum for any unused portion of the facility. The credit facility contains certain covenants requiring DPUI to maintain a 2.0 debt interest coverage ratio, a maximum ratio of net premiums written to surplus of 2.0 to 1.0 and a covenant limiting DPUI's debt to total capital ratio to 35%, and a covenant prohibiting the payment of dividends on its equity securities. Darwin must also have a minimum net worth equal to 80% of year end December 31, 2006 GAAP net worth plus an amount equal to 50% of subsequent earned profits. The credit facility is collateralized by the stock of DNA. We expect to sign definitive agreements for this credit facility during the first quarter of 2007.

On January 30, 2007, the Company's insurance subsidiary DNA applied to the Delaware Insurance Commissioner for approval of an extraordinary dividend of $3,500. DNA anticipates a final determination on the payment of the extraordinary dividend from the Delaware Insurance Commissioner during the first quarter of 2007.

SCHEDULE I

Summary of Investments Other Than Investments in Related Parties

For the year ended December 31, 2006 (Dollars in thousands)	Cost	Fair Value	Amount at Which Shown in the Balance Sheet
Type of Investment			
Fixed maturities:			
U.S. Government bonds	$ 22,349	$ 22,239	$ 22,239
State and municipal bonds	127,960	129,743	129,743
Mortgage/asset-backed securities	106,473	106,615	106,615
Corporate bonds and notes	71,419	71,249	71,249
Total fixed maturities	328,201	329,846	329,846
Short-term Investments	69,537	69,537	69,537
Total Investments	$ 397,738	$ 399,383	$ 399,383

SCHEDULE II

Condensed Balance Sheets of the Registrant

For the years ended December 31, 2006 and 2005 (Dollars in thousands)	2006	2005
Assets		
Cash	$ 19,190	$ 10,914
Premiums receivable (net of allowance for doubtful accounts of $75 as of December 31, 2006 and $50 as of December 31, 2005)	10,592	12,194
Property and equipment at cost, less accumulated depreciation	1,895	1,880
Other assets	18,769	16,163
Investment in subsidiaries	213,959	197,178
Total assets	$ 264,405	$ 238,329
Liabilities and stockholders' equity		
Payable to insurance companies	$ 40,084	$ 34,163
Other liabilities	6,471	4,643
Total liabilities	46,555	38,836
Series A Preferred Stock	–	2,106
Stockholders' equity	217,850	197,417
Total liabilities and stockholders' equity	$ 264,405	$ 238,329

These financial statements include the accounts of DPUI and, on an equity basis, its insurance subsidiaries and should be read in conjunction with the consolidated financial statements and notes thereto.

SCHEDULE II (continued)

Condensed Statement of Operations of the Registrant

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands)	**2006**	2005	2004
Revenues:			
Net commission revenue	**$ 33,838**	$ 28,394	$ 20,140
Net investment income	**502**	340	47
Net realized investment gains	**–**	–	1
Other income	**–**	14	–
Total revenues	**34,340**	28,748	20,188
Costs and Expenses:			
Commissions and brokerage expenses	**11,534**	11,984	6,997
Other underwriting, acquisition and operating expenses	**21,423**	13,992	9,700
Other expenses	**750**	1,103	843
Total costs and expenses	**33,707**	27,079	17,540
Operating earnings	**633**	1,669	2,648
Equity in earnings of consolidated subsidiaries	**22,618**	4,314	(2,526)
Earnings from continuing operations, before income taxes	**23,251**	5,983	122
Income tax expense	**7,286**	2,276	74
Net earnings	**$ 15,965**	$ 3,707	$ 48

These financial statements include the accounts of DPUI and, on an equity basis, its insurance subsidiaries and should be read in conjunction with the consolidated financial statements and notes thereto.

SCHEDULE II (continued)

Condensed Statements of Cash Flows of the Registrant

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands)	2006	2005	2004
Cash flows provided by (used for) operating activities:			
Net earnings	**$ 15,965**	$ 3,707	$ 48
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:			
Equity in undistributed net (earnings) losses of consolidated subsidiaries	**(15,744)**	(2,758)	1,549
Stock-based compensation	**984**	–	–
Depreciation and amortization	**601**	422	165
Gain on the sale of fixed assets	**–**	(14)	–
Premiums receivable	**1,602**	(18)	(5,928)
Other assets	**(2,567)**	(6,979)	(5,204)
Payable to insurance companies	**5,921**	5,239	13,868
Accrued expenses and other liabilities	**1,828**	1,243	1,760
Net cash provided by (used for) operating activities	**(7,375)**	(2,865)	6,210
Cash flows provided by (used for) investing activities:			
Purchases of fixed assets	**(616)**	(1,292)	(1,020)
Proceeds from sales of fixed assets	**–**	26	–
Net cash used for investing activities	**(616)**	(1,266)	(1,020)
Cash flows provided by (used for) financing activities:			
Proceeds from issuance of common stock	**96,000**	–	–
Issuance costs	**(9,712)**	–	–
Redemption of Series A Preferred Stock	**(2,297)**	–	–
Payment of Series C Preferred Stock	**(2,465)**	–	–
Redemption of Series B Convertible Preferred Stock	**(81,526)**	–	–
Tax benefit on restricted stock vested	**302**	–	–
Net cash provided by financing activities	**302**	–	–
Net increase (decrease) in cash	**8,276**	(424)	5,238
Cash, beginning of period	**10,914**	11,338	6,100
Cash, end of period	**$ 19,190**	$ 10,914	$ 11,338
Supplemental disclosures of cash flow information:			
Cash paid for federal and state income taxes	**$ 5,874**	$ 4,572	$ 2,930

These financial statements include the accounts of DPUI and, on an equity basis, its insurance subsidiaries and should be read in conjunction with the consolidated financial statements and notes thereto.

SCHEDULE III

Supplementary Insurance Information

(Dollars in thousands)	2006	2005	2004
Line of Business: Property and Casualty Insurance			
At December 31,			
Deferred policy acquisition costs	**$ 12,724**	$ 7,603	$ 5,960
Future policy benefits, losses, claims and loss expenses	**263,549**	138,404	47,207
Gross unearned premiums	**123,796**	88,280	54,274
Other policy claims and benefits payable	**–**	–	–
Amortization of deferred policy acquisition costs	**15,603**	12,087	7,990
Other operating expenses	**6,000**	2,487	2,231
Commissions and brokerage expenses	**14,609**	9,191	6,167
Net premiums written	**157,004**	100,650	70,500
For the Years Ended December 31,			
Net earned premiums	**$ 132,378**	$ 84,698	$ 46,092
Net investment income	**16,442**	4,920	949
Benefits, claims, losses and settlement expenses	**88,619**	58,606	29,628

SCHEDULE IV

Reinsurance

For the years ended December 31, 2006, 2005 and 2004 (Dollars in thousands)	2006	2005	2004
Line of Business: Property and Casualty Insurance			
Gross amount	**$ 245,539**	$ 165,481	$ 100,059
Ceded to other companies	**89,248**	65,174	29,955
Assumed from other companies	**713**	343	396
Net amount	**157,004**	100,650	70,500
Percentage of amount assumed to net	**0.5%**	0.3%	0.6%

SCHEDULE V

Valuation and Qualifying Accounts

(Dollars in thousands)	2006	2005	2004
Allowance for Uncollectible Reinsurance			
Balance at January 1,	**$ –**	$ –	$ –
Charged to costs and expenses	**–**	–	–
Charged to other accounts	**–**	–	–
Deductions (describe)	**–**	–	–
Balance at December 31,	**–**	–	–
Allowance for Uncollectible Premiums			
Balance at January 1,	**$ 50**	$ 50	$ –
Charged to costs and expenses	**25**	–	50
Charged to other accounts	**–**	–	–
Deductions (describe)	**–**	–	–
Balance at December 31,	**75**	50	50

SCHEDULE VI

Supplementary Information Concerning Insurance Operations

(Dollars in thousands)	2006	2005	2004
Line of Business: Property and Casualty Insurance			
At December 31,			
Deferred policy acquisition costs	**$ 12,724**	$ 7,603	$ 5,960
Reserves for unpaid claims and claim adjustment expenses	**263,549**	138,404	47,207
Discount, if any, deducted in reserves for unpaid claims and claim adjustment expenses	**–**	–	–
Gross unearned premiums	**123,796**	88,280	54,274
Claims and claims adjustment expenses related to:			
Current year	**90,879**	58,640	29,628
Prior year	**(2,260)**	(34)	–
Amortization of deferred policy acquisition costs	**15,603**	12,087	7,990
Paid claims and claim adjustment expenses	**8,503**	3,066	488
Net premiums written	**157,004**	100,650	70,500
For the Years Ended December 31,			
Net earned premiums	**$ 132,378**	$ 84,698	$ 46,092
Net investment income	**16,442**	4,920	949

Senior Management

Robert Asensio
Technology
Bob has nearly 20 years of experience in technology management and systems integration. Prior to joining Darwin, Bob spent 13 years with Chubb Specialty Insurance (formerly Executive Risk) with primary responsibility for developing and managing underwriting, rating and policy administration systems. Previously, Bob spent five years with Linc Systems.

Paul Martin *FCAS,MAAA*
Actuarial
Paul formerly was senior vice president, product development at XL Vianet and previously held positions at Milliman, Inc. and USF&G. Paul has 25 years of experience in the insurance industry and is a Fellow of the Casualty Actuarial Society and Member of the American Academy of Actuaries.

David Newman
Underwriting
David has almost 30 years of experience in nearly all sectors of the insurance market, with particular emphasis on specialty lines. Prior to joining Darwin, David spent more than 25 years working in the Lloyd's market in a variety of underwriting and management roles.

Paul Romano
Underwriting
Paul has nearly 25 years of experience underwriting and supervising health and managed care insurance business. Prior to joining Darwin, Paul had led the Health Care Underwriting Division of Chubb Specialty Insurance (formerly Executive Risk) since 1996. Previously, he was with Aetna for 15 years in the group insurance and managed care businesses.

Mark Rosen
Claims/Legal
Mark has more than 25 years of legal experience and formerly served as chief legal officer and head of claims at Executive Risk. He was also a founding partner of White Mountain Insurance Group's professional liability facility, OneBeacon Professional Partners. Mark was deputy general counsel at the FDIC during the savings and loan crisis in the late 1980s.

Jack Sennott
Finance
Jack has almost 20 years of financial experience in the insurance and financial services industries. Prior to joining Darwin, Jack was principal of Beacon Advisors, a mergers and acquisitions firm, and formerly was the controller of Executive Risk, where he was responsible for all corporate accounting and financial reporting functions.

Stephen Sills
Founder
An expert in specialty liability insurance, Stephen originated Darwin in 2003. Founder and former CEO of Executive Risk, Stephen has more than 25 years of insurance industry experience.

Board of Directors

R. Bruce Albro ✚ ✱
Consultant (Investment and Financial Services)
Former Vice President-Portfolio Client Strategy
Gen Re-New England Asset Management

Phillip N. Ben-Zvi ✚
Consultant (Insurance and Financial Services)
Former Partner
PricewaterhouseCoopers LLP

Christopher K. Dalrymple
Vice President, Associate General Counsel
and Assistant Secretary
Alleghany Corporation

Weston M. Hicks + ✱
President and Chief Executive Officer
Alleghany Corporation

William C. Popik, MD +
Chief Medical Officer
LifeMasters Supported Selfcare, Inc.

George M. Reider, Jr. +
Consultant (Insurance)
Former Insurance Commissioner
State of Connecticut

Jack Sennott ✱
Senior Vice President and Chief Financial Officer
Darwin Professional Underwriters, Inc.

Stephen Sills
President and Chief Executive Officer
Darwin Professional Underwriters, Inc.

James P. Slattery
Senior Vice President, Insurance
Alleghany Corporation

Irving B. Yoskowitz ✚
Executive Vice President and General Counsel
Constellation Energy

✚ Audit Committee
+ Compensation Committee
✱ Finance and Investment Committee

Corporate Information

Corporate Headquarters
Darwin Professional Underwriters, Inc.
9 Farm Springs Road
Farmington, CT 06032
v 860 284 1300
E info@darwinpro.com

On the Internet
Corporate, product and investor information, including corporate governance documents, news releases, financial filings and stock quotes, are available at our web site: www.darwinpro.com

Financial Information
A copy of the company's 2006 Annual Report on Form 10-K will be furnished upon written request, without charge, to any person receiving a proxy solicitation. Requests may be directed to our corporate secretary, Mark Rosen, at the mailing address above or emailed to the company.

Investor Relations
Security analysts and stockholders seeking further information concerning the company or its operations may contact:

Jack Sennott, SVP and CFO
v 860 284 1918
E jsennott@darwinpro.com

Media Inquiries
Representatives of the news media may contact:

Drake Manning, AVP and Director of Corporate Communications
v 860 284 1500
E dmanning@darwinpro.com

Executive Certifications
The company's Chief Executive Officer and Chief Financial Officer have completed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002, which have been filed with the company's 2006 Annual Report on Form 10-K.

Stock Listing
The company's common stock is traded on the NYSE Arca exchange under the symbol "DR." Trading of the company's stock on the New York Stock Exchange is expected to commence in Spring 2007 under the "DR" symbol.

Stock Transfer Agent
Stockholders seeking information concerning stock certificates or related information should contact our transfer agent, Computershare, as follows:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
v 312 588 4990
E queries@computershare.com

Price Range of Common Stock
2006

Quarter Ended	High	Low	Close
June 30	**$ 20.12**	**$ 16.00**	**$ 17.66**
September 30	**$ 23.50**	**$ 17.75**	**$ 22.21**
December 31	**$ 25.29**	**$ 20.61**	**$ 23.45**

Note on Forward-Looking Statements:
Some statements in this report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All statements other than historical information or statements of current condition contained in this report, including statements regarding our future financial performance, our business strategy and expected developments in the commercial insurance market, are forward-looking statements. The words "expect," "intend," "plan," "believe," "project," "may," "estimate," "continue," "anticipate," "will" and similar expressions of a future or forward-looking nature identify forward-looking statements. Such statements are based on management's current expectations, and they are subject to a number of risks, uncertainties and other factors that may cause actual events or results to differ materially from those expressed or implied by any of these statements. Please see the company's Form 10-K for a more detailed listing of such risks and factors.

Acknowledgements:
Jackson Pollock
Number 1, 1950 (Lavender Mist), Ailsa Mellon Bruce Fund, Image © 2007 Board of Trustees, National Gallery of Art, Washington, DC
© 2007 The Pollock-Krasner Foundation/Artists Rights Society (ARS), New York

Cheeta
The painting is the actual work of a 74-year-old primate living in Palm Springs, California, that was commissioned by Darwin for our 2006 annual report. The commission was in the form of a donation to the C.H.E.E.T.A. Primate Sanctuary, and in doing so, we hope that future generations will conserve and respect all animals while appreciating them for their natural skills and intelligence.

D7 Band Members
Drums/vocals – Drake Manning (marketing/communications); Drums – Jim Stavris (internal audit); Bass – Eric Berens (D&O); Guitar – Paul Martin (actuary); Keyboard – Michael Morgan (claims); Vocals – Michelle Girardin (lawyers professional liability); Vocals – Reza Khan (business development); Vocals – Adam Sills (Tech//404°)

Design Bertz Design Group, Middletown, CT
Printing Finlay Brothers Printing, Bloomfield, CT
Photography John Giammatteo, Middlefield, CT; Paul Horton, Middletown, CT

This piece was printed on Mohawk Options PC White Smooth, which was made with Process Chlorine Free 100% postconsumer waste fiber. This paper is certified by Green Seal and the Forest Stewardship Council, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. The paper was manufactured using non-polluting wind-generated electricity.

darwin®

Darwin Professional
Underwriters, Inc.

9 Farm Springs Road
Farmington, CT 06032

v 860 284 1300
F 860 284 1301
E info@darwinpro.com
www.darwinpro.com

END